Annual Information Form

for the year ended December 31, 2012

Dated March 21, 2013

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CAUTIONARY NOTE TO UNITED STATES INVESTORS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
Overview of Business	5
Recent History	5
DESCRIPTION OF THE BUSINESS	17
General	17
Gold Production and Sales	17
Specialized Skill and Knowledge	17
Competitive Conditions	17
Employees	17
Foreign Operations	18
Health, Safety and Environmental	18
Technical Information	18
Mineral Properties	19
Mineral Resource and Mineral Reserve Estimates	19
Mining Concessions and Environmental Licenses	22
Material Mineral Properties	22
Turmalina Mining Complex	22
Paciência Mining Complex	30
Caeté Mining Complex	39
Gurupi Project	47
RISK FACTORS	56
DIVIDENDS	63
DESCRIPTION OF CAPITAL STRUCTURE	63
MARKET FOR SECURITIES	64
DIRECTORS AND EXECUTIVE OFFICERS	65
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	69
TRANSFER AGENTS AND REGISTRAR	70
MATERIAL CONTRACTS	70
INTERESTS OF EXPERTS	71
ADDITIONAL INFORMATION	72
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	73

2

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Exchange Act of 1934, as amended and forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook of Jaguar Mining Inc. (“Jaguar” or the “Company”).

Forward-looking statements can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “goal,” “will,” “may,” “target,” “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Jaguar in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors Jaguar believes are appropriate in the circumstances. These estimates and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies, many of which, with respect to future events, are subject to change. Although Jaguar believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on such statements.

In making the forward-looking statements in this Annual Information Form, Jaguar has made several assumptions, including, but not limited to assumptions concerning: production costs; the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of Mineral Reserves and Resources; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that Jaguar receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that Jaguar is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in Jaguar’s costs of production or Jaguar’s production and productivity levels; that Jaguar is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for Jaguar’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that unforeseen changes to the political stability or government regulation in the country in which Jaguar operates do not occur; that there are no unanticipated changes to market competition, that Jaguar’s reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that Jaguar realizes expected premiums over London Metal Exchange cash and other benchmark prices; and that Jaguar maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this Annual Information Form. Important factors that could cause actual results to differ materially from these expectations are discussed in greater detail under the heading “Risk Factors” in this Annual Information Form. When relying on forward-looking statements to make decisions with respect to Jaguar, carefully consider these risk factors and other uncertainties and potential events. Jaguar undertakes no obligation to update or revise any forward-looking statement, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

U.S. investors should be aware that Jaguar is a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure standards. Such requirements are different from those of the United States.

Unless otherwise indicated, all reserve and resource estimates included in this Annual Information Form have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (“CSA”) that establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects.

3

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Information Form may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this Annual Information Form uses the terms “Measured Resources,” “Indicated Resources” and “Inferred Resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of the “Measured Resource” or “Indicated Resource” will ever be converted into a “Reserve.” U.S. investors should also understand that “Inferred Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “Inferred Resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “Inferred Resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a Mineral Resource is also permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “Reserves” by SEC standards as in-place tonnage and grade, without reference to unit measures. The requirements of NI 43-101 for identification of “Reserves” are also not the same as those of the SEC, and Reserves reported in compliance with NI 43-101 may not qualify as “Reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth may not be comparable with information made public by companies that report in accordance with U.S. standards.

CORPORATE STRUCTURE

Jaguar was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick). On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property. In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility also located east of Belo Horizonte near the community of Caeté and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”). Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and currently is a corporation existing under the laws of Ontario.

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”), through a reverse take-over. The amalgamated entity adopted the name “Jaguar Mining Inc.” Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003. Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”. On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”. In July 2009, Jaguar received approval from the New York Stock Exchange (“NYSE”) to transfer the trading of its common shares from the NYSE Arca to the NYSE. Trading on the NYSE began on July 6, 2009, also under the symbol “JAG”.

Jaguar’s principal executive office is located at Rua Levindo Lopes 323, Funcionários, Belo Horizonte, Minas Gerais, CEP 30140-170, Brazil. In 2012, Jaguar’s registered office was moved from 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1, Canada to 155 Wellington Street West, Toronto, Ontario, M5V 3J7, Canada. As at the date of this Annual Information Form, Jaguar’s registered office is located at 67 Yonge Street, Suite 1203, Toronto, Ontario M5E 1J8, Canada. Jaguar also has an administrative office located at 122 North Main Street, 2nd Floor, Concord, New Hampshire, 03301, USA, which it intends to close at the end of March 2013. Jaguar has three wholly-owned direct subsidiaries, MSOL, Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”), all incorporated under the laws of the Republic of Brazil. The registered and head office of each of MSOL, MTL and MCT is located at Rua Levindo Lopes 323, Funcionários, Belo Horizonte, Minas Gerais, CEP 30140-170, Brazil.

4

GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil. Jaguar plans to grow organically through the expansion of its existing operations and advancement of its exploration properties. In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar’s three mining complexes, Turmalina, Paciência and Caeté, are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar’s portfolio also includes the Gurupi Project in the state of Maranhão and the Pedra Branca Project in the state of Ceará.

Recent History

The following is a description of Jaguar’s most significant events over the past few financial years.

Turmalina Mining Complex – Geo-Mechanical Issues, Change in Mining Methods, Operational Review and Added Resources

The Turmalina mining complex consists of an underground mine and a carbon-in-pulp (“CIP”) processing plant (the “Turmalina Plant”). The Turmalina Plant was commissioned in November 2006 and commercial production was declared in August 2007.

During 2010, Jaguar encountered geo-mechanical issues at level 3 in Ore Body A of the mine, which resulted in dilution averaging more than double the anticipated level. Jaguar initiated steps to convert the mining method at Turmalina from selective stoping to cut-and-fill in Ore Body A in the second quarter of 2010 and in early 2011 the conversion of mining methods was completed. As part of this effort, Jaguar elected to deploy additional personnel and equipment to accelerate underground development in Ore Body A.

During 2012, an operational review of the Turmalina operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability. It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution. The new ground control methodology is progressing and work is ongoing on the transition toward smaller ore and waste development headings. The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Gold production at Turmalina was 37,840 ounces in 2012, 61,400 ounces in 2011 and 59,481 ounces in 2010. Production was lower in 2012 due to instability of the hanging and footwalls leading to poor ground conditions in the wider zone of Turmalina’s Ore Body A. These issues are being addressed as described above.

Underground development at the Turmalina mine totaled 8.7 kilometers in 2012, 8.2 kilometers in 2011 and 5.9 kilometers in 2010. During 2012, a total of 21.7 kilometers of underground delineation drilling was performed at the mine.

5

Exploration efforts during 2010 and 2011 were concentrated on three refractory ore deposits located near the Turmalina mine, namely: Faina, Pontal and Zone D. Jaguar drilled a total of 46,090 meters in 226 drill holes to delineate these targets. After the completion of the exploration program, Jaguar engaged TechnoMine Services, LLC (“TechnoMine”) to prepare a NI 43-101 compliant statement of resources technical report for the Faina, Pontal and Body D targets. The technical report, which was filed on SEDAR on November 9, 2011, added 276,850 ounces of Measured and Indicated Mineral Resources and 127,820 ounces of Inferred Mineral Resources to the Turmalina mineral resource estimate.

Additional exploration activity during 2011 included a 5,800-meter drilling program to test the continuity of Ore Bodies A and B to a depth of 250 meters beneath currently known mineral resources. This program returned encouraging intercepts for Ore Bodies A and B at increasing depths. During 2012, a total of 878 meters were completed in 10 drill holes at the Faina target during 2012 as part of a surface diamond drilling campaign. Jaguar plans to update its NI 43-101 compliant resource estimate for the Turmalina mining complex during 2013.

Paciência Mining Complex – Added Resources, Ball Mills Issues, Care and Maintenance

The Paciência mining complex consists of an underground mine (Santa Isabel) and a CIP processing plant (the “Paciência Plant”). The Paciência Plant was commissioned in April 2008 and commercial production was declared in December 2008. In December of 2008, Jaguar began hauling ore from the Pilar mine located in the Caeté mining complex (described below) to the Paciência Plant 130 kilometers away. In July and August of 2009, Jaguar completed the development of the Palmital and Marzagão mines and started to process ore from both mines at the Paciência Plant, which has the capacity to process 2,000 tonnes of ore per day. During late 2010, Jaguar ceased to process ore that it hauled from the Pilar mine at the Paciência Plant as this material was re-directed to the Caeté mining complex.

The Paciência operations have faced significant and increasing challenges since inception. In late September 2011, one of the ball mills at the Paciência Plant began to experience mechanical problems from excessive vibration in the pinion bearing housing. In early October 2011, Jaguar shut down the mill so it could repair and align the drive components, motor and mill gear box. Concurrent with the initiation of the repairs to this ball mill, a second ball mill began to experience similar mechanical issues. Several consulting groups and engineers were engaged to determine the cause of the mechanical failures and to engineer a remediation plan for both ball mills. Recommended changes and adaptations to the drive components of the ball mills were implemented in phases and caused periodic interruption of milling operations during the fourth quarter of 2011.

Operational reviews during early 2012 determined that a complete remediation plan would best be accomplished by placing the operations on temporary care and maintenance until the necessary underground infill and extension drilling, engineering design and structural changes have been implemented in the mines. As a result, the transition of the Paciência operation to care and maintenance was completed during the third quarter of 2012. Total manpower was reduced from 543 to 31. The remaining personnel are handling necessary maintenance functions.

The remediation plans for Paciência will include a comprehensive underground drilling and development program to delineate and prepare reserves for mining. Additionally, the mining configuration will be changed to suit the narrow vein nature of the resource by introducing sized equipment for smaller and flat back parallelogram development headings, reduced stope dimensions and building the developed reserve inventory prior to restarting the plant. Implementation of the plan is expected to result in improved productivity per ounce, reduced mining dilution, reliable and predictable production forecasts, and significant reductions in cash costs per ounce when the mines return to production. The Company has not established a timeframe to complete the Paciência remediation plans and restart production as it intends to focus in 2013 on optimizing production and costs at the Turmalina and Caeté operations.

Gold production at Paciência was 9,987 ounces in 2012, 39,581 ounces in 2011 and 59,287 ounces in 2010. Underground development at the Paciência mines totaled 2.7 kilometers in 2012, 8.8 kilometers in 2011 and 7.0 kilometers in 2010. During 2012, a total of 10,043 meters of underground delineation drilling was completed at the Santa Isabel mine.

In 2010, Jaguar drilled a total of 19,023 meters in 175 surface and underground drill holes at the Marzagão (NW1) and Bahú (NW3-Quati) targets, which are located on the same shear zone as the Santa Isabel ore body and possess similar geological and mineralization characteristics.

6

During 2011, Jaguar drilled a total of 16,980 meters in 135 drill holes at the Bahú target. Encouraging results confirmed the down plunge continuity of the mineralization from the outcrop in the open pit-bottom to over 200 meters beneath surface. The mineralized structure is open at depth. Additional deep drilling was performed from an underground exploration drift developed from Level 4 at the Santa Isabel mine. From collar positions along a 530-meter exploration drift, 4,962 meters were completed in 28 drill holes to delineate the extension of the ore bodies below Level 5 of the Santa Isabel mine. Also in 2011, additional underground drilling was conducted at Marzagão. This program focused on Level 2 to delineate a new ore panel 50 meters below present mining. A total of 2,610 meters were drilled in 29 drill holes. Results from both drilling programs confirmed the plunge extension of the ore bodies.

Jaguar also filed a NI 43-101 compliant technical report in 2011 on a number of targets located within the Paciência mining complex. This technical report was prepared by TechnoMine and added 201,100 ounces of Measured and Indicated Resources and 38,860 ounces of Inferred Resources to the Paciência mineral resource estimate.

During 2012, Jaguar drilled a total of 11,601 meters in 88 drill holes at the Santa Isabel, Marzagão and Ouro Fino mines. The results of this drilling campaign, which were incorporated to Paciência’s 2012 mineral resource and reserve reconciliation, confirm the plunge extension of the ore bodies.

Jaguar plans to update its NI 43-101 compliant resource estimate for the Paciência mining complex during 2013.

Caeté Mining Complex – Production, Added Resources, Operational Review

The Caeté mining complex is composed of the Roça Grande and Pilar mines and a CIP processing plant (the “Caeté Plant”). The Caeté Plant was commissioned in June 2010 and commercial production was declared in October of 2010. Operations at the Caeté Plant were temporarily suspended in October 2010 to replace the tailings discharge pump system, which had failed during commissioning.

During 2012, an operational review of the Caeté operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability. It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution. The new ground control methodology is progressing and work is ongoing on the transition toward smaller heading. The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Gold production at Caeté was 54,996 ounces in 2012, 54,783 ounces in 2011 and 19,099 ounces in 2010. Underground development at the Caeté mines totaled 8.4 kilometers in 2012, 7.8 kilometers in 2011 and 5.9 kilometers in 2010. During 2012, a total of 30,426 meters of underground delineation drilling was performed at the Roça Grande and Pilar mines.

In 2010, Jaguar drilled a total of 9,649 meters in 84 surface drill holes at targets near the Caeté Plant. Late in 2010 and during 2011, Jaguar completed a deep drilling program at the Pilar mine to confirm the continuity of the structure down to Level 11, approximately 860 meters from surface. A total of 12,574 meters were completed in 44 holes from this new exploration drift. Significant intercepts of gold mineralization have been identified at depth, confirming the down plunge continuity to 120 meters below current mining levels.

In June 2011, Jaguar filed a NI 43-101 compliant technical report on a number of targets located within the Caeté mining complex. This technical report was prepared by TechnoMine and added 159,250 ounces of Measured and Indicated Resources and 92,040 ounces of Inferred Resources.

During the third quarter of 2012, Jaguar completed a first-stage diamond drilling campaign at the Moita target, located four kilometers NW of the Caeté Plant. The campaign, which comprised of 1,115 meters in 16 drill holes, was performed to test a 400 meters by 50 meters mineralized zone delineated by soil sampling and trenching, within hydrothermally altered metasediments hosted by a shear zone. Drilling results confirmed the SE down-plunge extension of the mineralization.

7

During 2012, an additional 345 holes totaling 30,422 meters were drilled at the Pilar and Roça Grande mines. Jaguar plans to update its NI 43-101 compliant resource estimate for the Caeté mining complex during 2013.

Gurupi Project – Completion of Feasibility Study, Environmental Licensing, Added Resources

Jaguar acquired 100% of MCT, which holds all of the mineral licenses for the Gurupi Project, from an indirect, wholly-owned subsidiary of Kinross Gold Corporation (“Kinross”) on December 2, 2009. In connection with the acquisition, Kinross also granted a right of first refusal to Jaguar on an adjacent exploration property. In the fall of 2012, Jaguar received a notice from Kinross relating to such adjacent property in connection with its right of first refusal. After evaluating the offer being made to Kinross, and other relevant factors, Jaguar elected not to exercise its right of first refusal.

In May 2010, Jaguar completed and filed a pre-feasibility study for the Gurupi Project, which was prepared by AMEC Americas Limited (“AMEC”).

In January 2011, Jaguar completed a NI 43-101 feasibility study, which was prepared by TechnoMine. At an assumed gold price of US$1,066 per ounce, the feasibility study estimated 69,887,500 tonnes of Indicated Mineral Resources at an average grade of 1.12 grams per tonne totaling 2,518,170 ounces of gold and 18,676,700 tonnes of Inferred Mineral Resources at an average grade of 1.03 grams per tonne totaling 616,630 ounces of gold. Probable Reserves, which are included in the reported mineral resource estimate, were estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces of gold. The average stripping ratio was estimated at 3.94.

The feasibility study included a technical review of a well-tested process route that provides proven advantages over traditional semi-autogenously grinding.

During 2011, Jaguar continued with the work for environmental licensing of the Gurupi Project. Jaguar received the Preliminary License (“LP”) in June 2011. After the LP was granted, Jaguar completed part of the detailed engineering required to obtain the Installation License (“LI”). In January 2012, Jaguar received the LI, which authorizes the construction of Gurupi’s processing plant. The licensing decision for the tailings impoundment facility for the project is pending subject to the acquisition by Jaguar of the surface land rights for their construction. Several land options are being considered and the Company is engaging in negotiations with land holders.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project. A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered. The drill results confirmed the extension of the mineralization to depths of over 350 meters and 300 meters below surface at Chega Tudo and Cipoeiro, respectively. Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro. Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on an analysis of the recent drilling results, Jaguar increased its estimated Measured and Indicated Mineral Resources at its Gurupi Project by 40% to 3.52 million ounces of gold. The Mineral Resources, stated at a cutoff grade of 0.21 g/t Au, include 46.66 million tonnes of Measured Resources at 0.72 g/t Au and 95.98 million tonnes of Indicated Resources at 0.79 g/t Au.

The mineral resource estimates for the Gurupi Project were carried out by Ms. Leah Mach, Principal Geologist, at SRK Consulting (“SRK”). Ms. Mach is an independent Qualified Person in accordance with NI 43-101.

Work on a revised feasibility study for the development of the Gurupi Project, which intends to incorporate the new drill results and resource estimates, is ongoing. The Company anticipates that it will make a decision on the development plan, its timing and its financing plan following the receipt of that study. Work on the Gurupi Project for 2013 has been delayed as Jaguar continues to focus its efforts on completing the restructuring and implementation of the production programs at its operations in Minas Gerais.

8

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 33 contiguous mineral rights totaling 141,525 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

During the third quarter of 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter (along the strike) mineralized sector of one of the 12 additional targets mentioned above. This target, known as the Mandiocal Target, is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure. The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW.

Pedra Branca Project – Exploration and Acquisition of the Remaining 40% Interest

The Pedra Branca Project consists of mineral rights to 11 exploration licenses and 15 pending licenses totaling approximately 41,578 hectares in a regional shear zone.

In 2010, Jaguar continued with an exploration drilling program, which included extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50 kilometer strike length, a stretch of the 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets was identified. Amongst the 18 targets, the Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed, and returned results and geological data that delineate potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata plc (“Xstrata”) to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to (i) cash consideration in the amount of $400,000 to be paid in installments within the following year; (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Xstrata on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Xstrata may elect to form a new company owned 30% by Jaguar’s wholly owned subsidiary, MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

Sabará – Remained on Care and Maintenance

During 2010, 2011 and 2012, Sabará remained on care-and-maintenance.

The Sabará operation produced gold from December 2005 to December 2009. This operation included the Sabará Zone A and Serra Paraíso open pit mines from which oxide ore was processed at a 1,500 tonnes per day carbon-in-column (“CIC”) plant (the “Sabará Plant”) located adjacent to the Zone A Mine. In early-2010, Jaguar deemed this operation to be a non-core facility and recorded a charge against earnings of approximately $3.5 million for the fourth quarter of 2009. The charge represented the current book value of the assets less an estimate of the equipment salvage value. During the fourth quarter of 2010, Jaguar recorded a $0.3 million charge to further reduce the estimated fair value of the Sabará facility to zero.

Restructuring and Turnaround Plan

On May 8, 2012, Jaguar announced the implementation of a comprehensive restructuring and turnaround plan (the “Turnaround Plan”) to improve costs and efficiency at its operations in the State of Minas Gerais, Brazil. The Turnaround Plan incorporated objectives and initiatives identified by management and a number of expert industry consultants who were retained to assist with operational and cost improvements. Highlights of the Turnaround Plan included:

9

•	As described above under Paciência Mining Complex, placing this operation on temporary care and maintenance pending on underground delineation drilling and mine development.

•	Reducing cost and improving productivity (operational adjustment program) at the Turmalina and Caeté operations by:

-	Focusing on safety to reduce the Company’s lost time incident rate;
-	Instituting a ground control remediation plan to create a safer and more productive mining environment;
-	Employing properly sized, cross section headings and excavations using correctly sized equipment at Caeté and Turmalina to reduce dilution;
-	Increasing delineation drilling and advancing development; and
-	Utilizing a zero-based evaluation of manpower levels in all aspects of the operations.

•	Targeting 40% reduction in overhead and administrative costs across the Company.

Significant progress was made in the implementation of various elements of the Turnaround Plan. Highlights of this progress include:

•	Paciência operation was placed on care and maintenance;

•	Implementation of new ground control system began in all operations;

•	26% reduction in total administrative expenses in 2012 compared to 2011; and

•	41% reduction in total headcount from 2,197 to 1,290, including the following:

-	21% reduction in headcount at the Turmalina operation;
-	15% reduction in headcount at the Caeté operation;
-	28% reduction in administrative and support staff at the Belo Horizonte head office; and
-	Successful implementation of a revised purchasing system led by a new purchasing manager.

Results from the cost reduction initiatives were favourable. The Company’s cash operating cost per ounce declined by 28% from the first quarter of 2012 to the fourth quarter of 2012. Cash operating cost per ounce at Turmalina and Caeté declined by 22% and 26%, respectively from the first quarter 2012 to the fourth quarter 2012. Management expects to continue the downward trend in cash operating cost during 2013.

Jaguar is working towards completing the last stages of the restructuring phase of the Turnaround Plan. Parallel to this effort is a focus on the implementation of the turnaround plan which is based on the 2013 budget. Key activities include continued focus on safety, further optimization of the workforce and manpower levels, completing the conversion to properly scaled mining methodology and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company with a search underway for a new chief administration officer to complete the last portion of the Turnaround Plan. Current activities at each of the mining complexes demonstrate that the operations are well on their way to meeting budgeted costs and production targets. Jaguar believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce and deliver positive cash flow from operations in 2013 at budgeted gold prices of $1,600 per ounce.

Changes in Mining Methods

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

10

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been put to work based on determination of operational adjustments required to optimize excavation stability and support. Detailed analyses of root causes of ground control issues were undertaken.

Factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control. Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

The Company will continue in the following year to investigate the optimum size of excavations to keep ore dilution to controllable limits. With the changes in operations parameters, the size and dimension of the excavations on ore will be designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

With the change in operating philosophy, the size of excavations in the ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations will ensure that the hangingwall and footwall units will not be compromised. The Company believes these measures have the potential to reduce mining dilution significantly. Additional benefits are expected, including, but not limited to, reduced support costs, reduced ventilation costs, reduced development costs, reduced equipment costs and reduced milling costs on a per ounce basis.

Jaguar will continue to investigate and implement optimum size of excavations and adequate size of equipment during 2013 in order to minimize cash expenditure and maximize cash flow.

Corporate Transactions

On February 9, 2011, Jaguar closed a private offering of US$103.5 million aggregate principal amount of 5.5% senior unsecured convertible notes (the “2011 Notes”), for net proceeds of approximately US$99.3 million. Merrill Lynch, Pierce, Fenner and Smith Incorporated acted as sole book-runner and RBC Capital Markets, LLC acted as co-manager for the offering. The 2011 Notes were issued pursuant to an indenture (the “2011 Indenture”) dated February 9, 2011 between Jaguar and the Trustees. The 2011 Notes are unsecured, senior obligations of Jaguar. The 2011 Notes bear interest at a rate of 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 each year, beginning on September 30, 2011 and will mature on March 31, 2016. The 2011 Notes have an initial conversion rate of 132.4723 Jaguar common shares per $1,000 principal amount of converted notes, representing an initial conversion price of approximately US$7.55 per common share, which was approximately 137.5% of the closing price of Jaguar common shares on the NYSE on February 3, 2011. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The 2011 Notes are convertible any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the 2011 Notes for cash upon the occurrence of certain change of control transactions and other fundamental changes as described in the 2011 Indenture.

11

On December 17, 2012, Jaguar entered into a US$30 million standby credit facility (the “Credit Facility") with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”). On January 25, 2013 (the “Closing Date”), Jaguar made an initial drawdown of US$5 million (the “Initial Drawdown”).

According to the terms of the Credit Facility, interest will be applied to the outstanding balance of all amounts drawn down from the Credit Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. In addition, Jaguar will pay the Lender a monthly standby fee in cash, equal to 0.2% of the undrawn balance of the Credit Facility, until the Credit Facility is terminated, fully drawn down, or has expired. Jaguar will be permitted, in one or more drawdowns, to draw down the balance of the Credit Facility for a period of 12 months from the Closing Date. All drawdowns from the Credit Facility will be fully due and payable 18 months following the Closing Date. Jaguar will pay the Lender a drawdown fee (the “Drawdown Fee”) on all drawdowns (i.e. the Initial Drawdown and all subsequent drawdowns) on the date of the respective drawdown equal to (i) 2% of the amount of the respective drawdown payable in cash and (ii) a number of common shares of Jaguar equal to 2% of the amount of the respective drawdown.

Pursuant to the terms of the Credit Facility, the Lender received an upfront fee (the “Upfront Fee”) on the Closing Date equal to: (i) a cash fee of US$50,000, being 1% of the amount of the Initial Drawdown, (ii) 450,000 common shares of Jaguar, and (iii) a cash fee of US$250,000, being 1% of the value of the Credit Facility less the Initial Drawdown (i.e. 1% of US$25 million). As such, the Lender received an aggregate Drawdown Fee and Upfront Fee equal to 570,919 common shares in the capital of Jaguar and US$400,000 in cash.

The remaining US$25 million under the Credit Facility will be available to be drawn down by the Company once certain of the remaining security has been registered. The Company is taking steps to register the remaining security, but due to jurisdictional issues raised by local security registries in certain municipalities in Brazil, there can be no assurances that such security will be registered within the timeframe prescribed by the Credit Facility.  The failure to register the remaining security within such timeframe will result in a default by the Company of its covenants under the Credit Facility.  Jaguar intends to use the proceeds from the Initial Drawdown and any subsequent drawdowns from the Credit Facility for working capital related to its Turmalina, Paciência or Caeté mining projects in Brazil.

Refining Services

Prior to July 2010, refining services were provided to Jaguar by AngloGold Ashanti. Since July 2010, Jaguar’s subsidiaries MSOL and MTL executed a contract with a São Paulo-based precious metals refiner for pre-treatment, foundry, sampling, testing and refining of the gold produced at Jaguar’s Turmalina, Paciência and Caeté operations. The refining company is a leading global materials technology group.

Contracts for Sale of Products

Jaguar sells its refined gold through reputable international banks and metals traders at prevailing world spot prices. The gold is transferred from the refining facility in armored car services to these international banks and metals traders at the time of shipment. As of December 31, 2012, Jaguar had no gold hedges in place.

Strategic Review Process

On May 8, 2012, Jaguar announced that the special committee (the “Special Committee”) of the Company's board of directors (the “Board”) had concluded its strategic review process respecting the possible change of control of Jaguar. Despite the Special Committee’s extensive efforts, the process did not result in a change of control transaction.

The strategic review process was announced by Jaguar on November 16, 2011 in response to a media report of a change of control proposal from the Shandong Gold Group (“Shandong”). Immediately following the issuance of that release, Jaguar established the Special Committee comprised exclusively of independent directors to take primary responsibility for the process, and retained J.P. Morgan Securities, LLC (“JP Morgan”) and Davies Ward Phillips & Vineberg LLP as financial and legal advisors, respectively, to assist the Special Committee and the Board in completing the process.

12

When the proposal was received from Shandong in November 2011, the Board determined that it was not in the best interests of the Company and its shareholders to accept that proposal. The Shandong proposal was structured so as to effectively provide Shandong with an option to purchase the Company as it conducted due diligence and sought government approvals, including those required in China, while preventing the Company from exploring other alternatives. In addition to Shandong, two other parties, including the North American based mining company referred to below, had expressed interest in acquiring the Company in the fall of 2011. These interested parties emerged as a result of the Company's practice of maintaining contact with various mining companies who might be interested in acquiring the Company if the opportunity arose.

As part of the process, the Company and its financial advisor contacted or received contact from 22 parties regarding a potential change of control or other strategic transaction. Five of those parties executed confidentiality agreements and were provided access to an extensive data room. Three of those parties conducted site visits in Brazil. Throughout this process, the Special Committee held 17 formal meetings and had numerous, frequently daily, informal discussions and communications.

Ultimately, one party, a North American based mining company, expressed a serious intention to pursue an acquisition of the outstanding shares of Jaguar, whilst other parties expressed interest in acquiring assets of the Company. In early February, that party provided a preliminary proposal regarding the acquisition of Jaguar at a price of between US$8.20 and US$9.45 per share, conditional upon, among other things, the completion of a diligence investigation of Jaguar.

Throughout February and March, that party engaged in an extensive due diligence process, including site visits to Jaguar's projects from late February to early March, numerous face to face or telephonic discussions with Company personnel, members of the Special Committee and the Company's financial advisor, and extensive documentary diligence. That diligence process continued until early April.

In late March, that party was provided with a form of the definitive agreement that the Company was prepared to enter into. After discussions between that party and the Special Committee and its financial advisor, including a meeting between that party and two members of the Special Committee in Toronto on April 11, 2012, that party notified the Company in the afternoon of April 13, 2012 that it had determined not to proceed with an acquisition of the Company at this time.

Since its formation, the Special Committee, directly and through the Company's financial advisor and other intermediaries, made persistent and repeated efforts to engage with Shandong to determine if there was a basis for pursuing change of control discussions. On a number of occasions the Special Committee offered to meet with representatives of Shandong in Hong Kong, Beijing or at any other locale of their choosing. Shandong was not willing to be a participant in the formal strategic review process and did not respond to those efforts of the Special Committee.

On April 3, 2012, representatives of Shandong, through an intermediary, received the form of definitive agreement that the Company was prepared to enter into. However, the Company did not receive any response from Shandong.

In response to media reports on April 12, 2012 that quoted a representative of Shandong as remaining interested in Jaguar, in the morning of April 13, 2012, a letter from the Chairman of the Company to the Chairman of Shandong was provided to their counsel for presentation to Shandong. This letter expressed the willingness of members of the Special Committee to travel to a location convenient to Shandong within the next 10 days to engage in direct senior level discussions to explore a mutually agreeable transaction.

On April 18, 2012, the Company provided Shandong, through the Company's intermediary, a draft letter of intent and a form of exclusivity agreement under which the Company would have entered into exclusive discussions with Shandong. On April 20, 2012, the Company's intermediary informed the Special Committee that Shandong was considering those documents with its financial and legal advisors. A meeting between the Company's intermediary and the Chairman of Shandong was scheduled for May 1, 2012. This meeting was subsequently rescheduled for May 7, 2012 as a result of the Labour Day holiday in China on May 1.

In the morning of May 8, 2012, Jaguar's intermediary informed the Special Committee that it had been advised that Shandong determined not to proceed with further acquisition discussions.

13

At a meeting in the morning of May 8, 2012, the Board, based on a recommendation of the Special Committee, terminated the strategic review process for the possible change of control of Jaguar.

The Special Committee believed that the following factors contributed to the strategic review process not resulting in a change of control transaction:

•	The S&P TSX Global Gold index had declined by 31% from November 15, 2011 to the date that the strategic review process was terminated. A material decline in the equity prices of several of the prospective bidders for the Company, including the North American based mining company referred to above, had a negative impact on their willingness or ability to proceed; and

•	Jaguar was, and still is, continuing to address and resolve operational issues at its southern operations in Brazil.

Annual General Meeting and Changes to Board of Directors

Jaguar held its 2012 annual general meeting (“AGM”) in Toronto, Canada, on June 29, 2012. The six directors nominated by management were elected, however, each of Messrs. John Andrews, Gil Clausen and Gary German received more “withheld” votes than votes “for”.

Despite Jaguar’s majority voting policy not applying to contested director elections, following the AGM, each of Messrs. Andrews, Clausen and German offered up their resignations from the Board.

Mr. German, who had been the Chairman of the Board since shortly after Jaguar became a public company, stepped down as the Chairman. The Company appointed Mr. Richard Falconer as the new Chairman.

On September 27, 2012, the Company announced the appointment of Messrs. Frederick Hermann and Luis Ricardo Miraglia to its Board. The term of their appointment is until the next annual general meeting of the Company at which time they will stand for election by the shareholders. Mr. Hermann has 30 years of mining industry experience, most recently as Chief Operating Officer for Breakwater Resources Ltd. (“Breakwater”) and previously as the Chief Inspector of Mines for British Columbia. His areas of expertise include Health and Safety, Environment, Productivity Improvement, Risk Management and Mitigation, and Crisis Management. Mr. Miraglia is a native of Minas Gerais, Brazil with 18 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining.

The appointment of Mr. Hermann and Mr. Miraglia coincided with the departure of Mr. Gary German and Mr. John Andrews whose resignations, which were tendered on June 29, 2012, following the AGM, were accepted by the Board. Mr. Gil Clausen, who similarly offered to tender his resignation on June 29, 2012, remained on the Board based on the recommendation of the Corporate Governance Committee. It was the view of the Corporate Governance Committee that retaining Mr. Clausen is in the best interest of the Company largely due to the extensive mining and financial experience he possesses and diligently brings to bear on behalf of Jaguar.

Changes in Management

On December 6, 2011, Jaguar announced that Daniel Titcomb was leaving his role as President and Chief Executive Officer effective immediately. On an interim basis, Gary E. German, who was the Chairman of the Board at such time, together with two other independent Jaguar directors, Gil Clausen and John Andrews, formed the Office of the Chairman to fulfil the duties of the Chief Executive Officer.

On January 11, 2012, Jaguar announced that Rogério F. Fernandes had been appointed to succeed Lúcio Cardoso as the Chief Operating Officer of Jaguar following Mr. Cardoso’s planned retirement at the end of January 2012. Mr. Fernandes is a native of Minas Gerais and has been involved in the mining industry since 1981. Jaguar also announced that Adriano Luiz do Nascimento, Vice President of Exploration and Engineering, retired from Jaguar, as had been planned, effective December 31, 2011.

On June 21, 2012, Jaguar appointed John Andrews as interim chief executive officer, pending the appointment of a permanent chief executive officer. Mr. Andrews was a director of the Company at the time. Concurrently with Mr. Andrews’ appointment, Jaguar dissolved the Office of the Chairman.

14

On July 13, 2012, Mr. Fernandes resigned from his position due to health reasons. Mr. Álvaro Brandão, the Company's Vice President of Operations assumed Mr. Fernandes’ responsibilities. Mr. Brandão is a mining engineer with more than 30 years of operating experience in Brazil.

On September 10, 2012, Jaguar appointed David M. Petroff as the new President and Chief Executive Officer of the Company effective immediately. Mr. Petroff joined the Board at the same time. Mr. Petroff has nearly 30 years of experience in the mining industry. With the appointment of Mr. Petroff, Mr. Andrews stepped down from the role of interim Chief Executive Officer.

On December 11, 2012, Jaguar appointed Gordon J. Babcock as the Company’s new Chief Operating Officer effective early in 2013. On January 8, 2013, Mr. Babcock became the Chief Operating Officer. Mr. Babcock is a professional engineer with over 32 years of mining experience.

On December 14, 2012, Jaguar appointed Douglas Willock as the Company's new Chief Financial Officer effective in January 2013 following the resignation of James Roller who left the Company to pursue other opportunities. On January 10, 2013, Mr. Willock became the Chief Financial Officer. Mr. Willock, who was born in Brazil, has over 30 years of experience in corporate finance with leading Canadian and international investment banks, as well as managing junior resource companies.

Shareholder Rights Plan

The limited duration Shareholder Rights Plan (the “Shareholder Rights Plan”) adopted by the Board on March 21, 2012 expired on July 19, 2012.

The Shareholder Rights Plan, which was scheduled to expire 120 days after its adoption, was intended to: (a) ensure, to the extent possible, that all holders of common shares and the Board had adequate time to consider and evaluate any unsolicited take-over bid for the common shares; (b) provide the Board with adequate time to identify, solicit, develop and negotiate value-enhancing alternatives, as considered appropriate, to any such unsolicited take-over bid; (c) provide the Board with adequate time to continue to identify, solicit, develop and negotiate value-enhancing transactions, as considered appropriate, as part of the Strategic Review Process; (d) encourage the fair treatment of Jaguar's securityholders in connection with any unsolicited take-over bid made for its common shares; and (e) generally assist the Board in enhancing shareholder value. The rights issued under the Shareholder Rights Plan would have become exercisable if a person, together with its affiliates, associates and joint actors (all as defined in the Shareholder Rights Plan), acquired or announced an intention to acquire beneficial ownership of Common Shares which, when aggregated with its current holdings, totaled 20% or more of the Company's outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board. In the event that the rights became exercisable, the rights would have entitled shareholders, other than the acquiring person and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the Company's common shares at that time.

Daniel Titcomb Litigation

On June 28, 2012, the Company announced that Mr. Daniel Titcomb had filed a lawsuit in the Merrimack Superior Court in the State of New Hampshire (the “NH Superior Court”) against the Company and three of its directors in connection with the termination of his employment as the President and Chief Executive Officer of the Company. Mr. Titcomb filed the lawsuit on March 27, 2012, but did not serve the lawsuit on the Company or any of the directors at such time. On June 6, 2012, Mr. Titcomb filed a motion to extend the time for service of the lawsuit. The Company learned of the lawsuit in late June 2012 when it received a notice from the NH Superior Court advising the Company that it granted the motion to extend service. On September 7, 2012, the NH Superior Court accepted the application filed by Mr. Titcomb on September 6, 2012 to voluntarily withdraw the lawsuit.

15

New York Stock Exchange Listing Standard

On August 3, 2012, Jaguar announced that the NYSE had notified the Company that the closing price of its common shares on the NYSE over the past 30 days was less than $1.00. The NYSE's continued listing standards require that the average closing price of a listed company’s common shares be above $1.00 per share over a consecutive 30 trading-day period. As of July 31, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar’s common shares on the NYSE was $0.94 per share. Under the NYSE’s rules, Jaguar had a period of six months to bring its share price and 30 trading-day average share price back above $1.00. During this period, Jaguar’s common shares would continue to be listed and traded on the NYSE, subject to compliance with all other NYSE continued listing requirements. On October 2, 2012, Jaguar received notification from the NYSE that as of the market close on September 28, 2012, the Company was once again in full compliance with the minimum price continued listing standard. As of the market close on September 28, 2012, Jaguar’s share price was $1.20 and the average closing price over the previous 30 trading days was $1.16.

On December 3, 2012, Jaguar announced that the NYSE had notified the Company that it had again fallen below its continued listing standard relating to the price of its common shares. As of November 30, 2012, the date of the NYSE notice, the 30 trading-day average closing price of Jaguar's common stock was $0.94 per share. As mentioned above, Jaguar has a period of six months to bring its share price and 30 trading-day average share price back above $1.00. During this period, Jaguar’s common shares will continue to be traded on the NYSE, subject to compliance with all other NYSE continued listing requirements.

Advance Notice By-Law

On March 20, 2013, the Board approved the adoption of an advance notice by-law (the “By-law”) which requires advance notice to the Corporation in circumstances where nominations of persons for election as a director of the Corporation are made by shareholders other than pursuant to: (i) a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”); or (ii) a shareholder proposal made pursuant to the provisions of the Act.

Among other things, the By-law fixes a deadline by which shareholders must submit a notice of director nominations to the Corporation prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice for it to be valid.

In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The By-law is effective as at the date of approval by the Board. At the next meeting of shareholders, shareholders will be asked to confirm and ratify the By-law and if the By-law is not confirmed at the meeting by ordinary resolution of shareholders, the By-law will terminate and be of no further force and effect following the termination of the meeting.

The Corporation believes that adopting the By-law is considered to be good corporate governance. The By-law facilitates an orderly and efficient annual or special meeting process and it ensures that all shareholders receive adequate notice of director nominations with sufficient information with respect to all nominees. This allows the Corporation and its shareholders to evaluate the proposed nominees' qualifications and suitability as directors, which further allows shareholders to cast an informed vote for the election of directors.

16

DESCRIPTION OF THE BUSINESS

General

Jaguar is a gold mining company engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil. Jaguar plans to grow organically through the expansion of its existing operations and the advancement of its exploration properties. In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar’s three mining complexes, Turmalina, Caeté and Paciência are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar’s portfolio also includes the Gurupi Project in the state of Maranhão and the Pedra Branca Project in the state of Ceará.

Through its wholly-owned subsidiaries, MSOL, MTL and MCT, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and reserves presented in Tables 1 and 2 under the section entitled “Mineral Resources and Reserves”.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads. Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Gold Production and Sales

Gold production in 2012 totaled 102,823 ounces at a cash operating cost of US$1,082 per ounce compared to 155,764 ounces at a cash operating cost of US$870 per ounce during 2011.

Gold sales in 2012 totaled 103,676 ounces at an average price of US$1,663 per ounce compared to 155,525 ounces sold at an average price of US$1,563 per ounce in 2011.

Specialized Skill and Knowledge

Jaguar is staffed by an experienced senior management team with extensive collective experience in mining, finance, and project management. Jaguar’s Chief Executive Officer, David Petroff, has nearly 30 years of experience in the mining industry. Jaguar’s Chief Operating Officer, Gordon Babcock, has over 30 years of experience in the mining industry worldwide. Jaguar’s Chief Financial Officer, Douglas Willock, has over 30 years of experience in corporate financing with leading Canadian and international investment banks, as well as managing junior resource companies. Wilson Miola, Jaguar’s Director of Engineering, has more than 35 years of experience in mining and planning operations in Brazil and abroad.

Competitive Conditions

The gold exploration and mining business is an intensely competitive business. Jaguar competes with numerous companies and individuals in the search for, and the acquisition of, mineral licenses, permits and other mineral interests, as well as for the acquisition of equipment and the recruitment and retention of qualified personnel. There is also significant competition for the limited number of gold property acquisition opportunities. The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.

Employees

As at December 31, 2012, Jaguar had 1,290 employees, 1,286 of whom are based in Brazil.

17

Foreign Operations

All of Jaguar’s mineral projects are owned and operated through its wholly-owned Brazilian subsidiaries, MSOL, MTL and MCT. Jaguar’s wholly-owned properties are located in the states of Minas Gerais, Maranhão and Ceará in Brazil. Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Health, Safety and Environmental

Jaguar has safety as a core value and places high priority on the welfare of its employees. Jaguar recognizes that employees are its most valuable asset. The new management team is reinforcing safety as a core value in all of its decisions. Management believes that ongoing focus on safety is key to improved performance. Jaguar's training program for new employees includes the participation of experienced professionals who act as mentors, providing hands-on guidance and conducting periodical reviews. Jaguar wants its employees to grow with the company, so it encourages them to further their education and provides them with information to understand Jaguar's corporate culture and objectives.

Jaguar has an integrated management system in place that promotes open communication at all levels. This system includes tools such as the “Daily Safety Dialogue” to go over health and safety procedures before every shift, “Easy Talk” to encourage employees to report inadequate conditions or behavior, and the “Accident Analysis and Prevention Tool”, which reviews every accident and allows employees to propose new measures to avoid reoccurrences.

Jaguar promotes and supports programs for environmental stewardship, sustainable development and social responsibility in the communities where it operates.

Technical Information

The estimated Mineral Reserves and Mineral Resources for Jaguar's mines and mineral projects set forth in this Annual Information Form have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by the CIM Council on November 27, 2010 (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resources” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

18

The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Properties

Mineral Resource and Mineral Reserve Estimates

In March 2013, Jaguar completed an internal reconciliation of its Mineral Resources and Reserves. The reconciliation was prepared by the Company’s technical services team under the supervision of Wilson Miola, Jaguar’s Director of Engineering. Mr. Miola is a Qualified Person in accordance with NI 43-101.

Based on the reconciliation, Jaguar’s Mineral Resources are (i) Measured and Indicated Resources of 176,422,770 tonnes with an average grade of 1.32 grams per tonne containing 7,480,240 ounces of gold and (ii) Inferred Resources of 17,611,260 tonnes with an average grade of 2.29 grams per tonne containing 1,295,240 ounces of gold. Jaguar’s Proven and Probable Mineral Reserves, which are included in the Measured and Indicated Mineral Resource figure above, are 80,822,360 tonnes with an average grade of 1.53 grams per tonne containing 3,980,230 ounces of gold.

The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Paciência and Caeté operations and the Gurupi Project as of December 31, 2012.

19

Table 1 - Summary of Estimated Mineral Resources[1]
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southern Brazil
Paciência
Santa Isabel(2)	2,662,630	3.31	767,560	2.81	3,430,190	3.20	812,230	3.61	352,740	94,280
Other(3) (4)	1,312,560	3.84	1,567,000	3.97	2,879,560	3.91	500,000	5.00	362,100	80,390
Other(5) (6)	232,300	7.11	930,700	4.66	1,163,000	5.15	248,200	4.87	192,460	38,870
Total	4,207,490	3.69	3,265,260	3.89	7,472,750	3.78	1,560,430	4.26	907,300	213,540
Caeté
Pilar(7)	2,376,590	2.96	4,387,090	2.57	6,763,680	2.70	2,580,550	2.47	587,560	204,980
Roça Grande(7)	3,864,990	2.91	5,130,660	3.66	8,995,650	3.34	2,036,890	3.28	966,820	214,550
Other(4) (8)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other(6) (9)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,410	92,060
Total	6,960,580	3.24	10,934,550	3.36	17,895,130	3.31	5,620,040	3.19	1,906,350	575,660
Turmalina
Faina(10)	71,260	6.72	3,206,230	4.13	3,277,490	4.19	1,190,920	3.57	440,470	136,710
Pontal(10)	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.76	112,450	12,640
Ore Body A(11)	1,137,420	6.57	786,610	4.48	1,924,030	5.72	525,310	4.39	353,000	74,150
Ore Body B(11)	342,800	3.50	546,300	3.50	889,100	3.50	357,550	5.18	99,890	59,550
Ore Body C(11)	371,790	4.19	886,700	3.21	1,258,490	3.50	495,320	3.62	141,370	57,650
Total	2,042,870	5.41	6,375,740	3.87	8,418,610	4.24	2,711,500	3.91	1,147,180	340,700
Total Southern Brazil	13,210,940	3.72	20,575,550	3.60	33,786,490	3.65	9,891,970	3.55	3,960,830	1,129,900
Northern Brazil
Gurupi Project
Cipoeiro(12)	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo(12)	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL	59,868,290	1.38	116,554,480	1.29	176,422,770	1.32	17,611,260	2.29	7,480,240	1,295,240

20

Table 2 – Summary of Estimated Mineral Reserves
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southern Brazil
Paciência
Santa Isabel(2)	2,439,390	2.96	703,850	2.52	3,143,240	2.86	289,400
Caeté
Pilar(7)	1,921,230	2.61	3,577,720	2.29	5,498,950	2.40	424,760
Roça Grande(7)	1,762,800	2.71	3,048,830	3.42	4,811,630	3.16	488,970
Total	3,684,030	2.66	6,626,550	2.81	10,310,580	2.76	913,730
Turmalina
Ore Body A(11)	1,007,140	5.59	697,430	3.82	1,704,570	4.87	266,930
Ore Body B(11)	303,560	2.96	486,460	2.99	790,020	2.98	75,700
Ore Body C(11)	328,020	3.55	789,230	2.72	1,117,250	2.96	106,540
Total	1,638,720	4.69	1,973,120	3.18	3,611,840	3.86	449,170
Total Southern Brazil	7,762,140	3.18	9,303,520	2.87	17,065,660	3.01	1,652,300

Northern Brazil
Gurupi Project
Cipoeiro(13)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(13)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	7,762,140	3.18	73,060,220	1.36	80,822,360	1.53	3,980,230

Notes to Tables 1 and 2

(1)	Mineral Resources listed include Mineral Reserves. Some columns and rows may not total due to rounding.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	Rio de Peixe, Bahú, and Marzagão.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 23, 2004.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR on June 21, 2011.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on March 21, 2011.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR on November 9, 2011.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(12)	SRK resource estimate on the Gurupi Project announced by the Company on July 30, 2012.
(13)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Gurupi Project filed on SEDAR on January 31, 2011.

Although Jaguar has carefully prepared and verified the Mineral Resource and Mineral Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated level of gold will be produced. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

21

Mining Concessions and Environmental Licenses

All of Jaguar’s mineral rights and mining concessions in connection with its operations in the state of Minas Gerais and mineral rights and exploration licenses in connection with its Gurupi and Pedra Branca projects located in the states of Maranhão and Ceará, respectively, are in good standing. Through its wholly-owned subsidiaries, Jaguar has all the necessary environmental licenses that are material to the operation of its mines and processing plants in Minas Gerais.

Material Mineral Properties

Turmalina Mining Complex

Property Description and Location

The Turmalina mining complex is located in the state of Minas Gerais, Brazil, approximately 120 kilometers northwest of the city of Belo Horizonte. Belo Horizonte, the commercial center for Brazil’s mining industry, has a population of 5.4 million, outstanding infrastructure and a concentration of skilled mining professionals. The Turmalina mining complex is comprised of 4,908 hectares of mining and exploration concessions.

Jaguar acquired the Turmalina property and associated mining concessions from AngloGold Ashanti Ltd (“AngloGold Ashanti”) on September 30, 2004. The property is owned through Jaguar’s wholly-owned subsidiary, MTL.

The mining concessions related to Turmalina’s Ore Bodies A, B and C are in good standing and Jaguar has all the necessary environmental licenses that are material to the operation of the mining complex.

The Turmalina mining concessions are subject to annual royalties paid to five individuals collectively as follows: five percent (5%) of the first US$10 million of annual net revenue and three percent (3%) of annual net revenue over US$10 million. Net revenue for these purposes is calculated as gold sales less the CFEM tax, which is a tax imposed by the Brazilian government on mining companies.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Turmalina mining complex is accessed from Belo Horizonte by paved highways to the town of Pitangui. The Turmalina deposits are located six kilometers south of Pitangui and less than one kilometer from a state highway.

This mining region has historically produced significant quantities of gold and iron from open pit and large-scale underground mining operations operated by AngloGold Ashanti, Vale and Companhia Siderúrgica Nacional. Belo Horizonte is a well-developed urban metropolis with substantial infrastructure including two airports, an extensive network of paved highways, a fully-developed and reliable power grid and ready access to processed and potable water.

Pitangui is a town of approximately 25,000 people. The local economy is based on agriculture, cattle breeding and a small pig iron plant. Manpower, energy, and water are readily available.

The Turmalina mining complex lies approximately 700 meters above sea level. The Pitangui area terrain is rugged, with numerous rolling hills. The area experiences six months of warm dry weather (April to November) with the mean temperature slightly above 20ºC, followed by six months of tropical rainfall. Annual precipitation ranges from 1,300 millimeters to 2,500 millimeters and is most intense in December and January.

History

Gold was first discovered in the Turmalina area in the 17th century. During the 17th, 18th and 19th centuries, intermittent small-scale production took place from alluvial terraces and outcropping quartz veins. Historical gold production was based on alluvial or weathered material, including saprolite and saprolite-hosted quartz veins. Records from this historical period are few and incomplete. At the end of the 19th century numerous international companies started underground activities in the district, including AngloGold Ashanti, which operated the Morro Velho Mine, the deepest mine in Brazil. The Morro Velho Mine is reported to have produced more than 16 million ounces of gold during more than 180 years of continuous operation.

22

AngloGold Ashanti controlled the Turmalina mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries, including MTL.

AngloGold Ashanti explored the Turmalina area extensively between 1979 and 1988 using geochemistry, ground geophysics, and trenching, which led to the discovery of the Turmalina Ore Bodies A, B and C (formerly known as Main, Northeast and Satinoco targets, respectively), Faina, Pontal and other mineralized zones. Exploration work at these mineralized bodies included 22 diamond holes totaling 5,439 meters drilled from the surface to test the downward extension of the sulfide mineralized body.

In 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide ore from open pits at the Ore Bodies A, B and C, and the Faina and Pontal zones recovering 35,500 ounces of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulfide extension of the Turmalina Ore Body A deposit by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 meters and 75 meters below the pit floor.

Detailed underground works included collecting approximately 2,000 samples from channels with 3-meter spacing along all the length of the drifts. Approximately 17,000 tonnes of ore were mined (trial mine) by AngloGold Ashanti. The ore was transported and treated at their plant located in the town of Nova Lima, near Belo Horizonte.

Jaguar acquired MTL from AngloGold Ashanti in September 2004. In November 2006, the Turmalina underground mines (Ore Bodies A and B) and the Turmalina Plant were commissioned. The first gold pour was conducted in January 2007 and commercial production was declared in August 2007.

During 2008, Jaguar conducted a 12,000 meter in-fill diamond drilling program at Ore Body C as part of an effort to convert resources to reserves to expand the Turmalina operation. In September 2008, Jaguar completed an NI 43-101 compliant feasibility study technical report on the Turmalina Phase I Expansion, which was implemented and completed during the third quarter of 2009, increasing Turmalina’s milling capacity to 1,800 tonnes per day of ore from its previous designed operating level of 1,500 tonnes per day.

During 2009, exploration efforts were concentrated on three targets that are part of the Turmalina mining complex, Zone D, Faina and Pontal. A total of 17,319 meters of drilling in 72 drill holes were completed in 2009.

During 2010, Jaguar encountered geo-mechanical issues at level 3 in Ore Body A of the mine, which resulted in dilution averaging more than double the anticipated level. Jaguar initiated steps to convert the mining method at Turmalina from selective stoping to cut-and-fill in Ore Body A in the second quarter of 2010. As part of this effort, Jaguar elected to deploy additional personnel and equipment to accelerate forward underground development in Ore Body A. As a result, a total of 5.9 kilometers of underground development was completed in 2010 and the conversion of mining methods was completed during the first quarter of 2011.

During 2012, an operational review of the Turmalina operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability. It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution. The new ground control methodology is progressing and work is ongoing on the transition toward smaller ore and waste development headings. The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Underground development at the Turmalina mines totaled 8.7 kilometers in 2012, 8.2 kilometers in 2011 and 5.9 kilometers in 2010. Underground delineation drilling totaled 21.7 kilometers in 2012.

23

Exploration efforts during 2010 and 2011 were concentrated on three refractory ore deposits located near the Turmalina mine, Faina, Pontal and Zone D. Jaguar drilled a total of 46,090 meters in 226 drill holes at these targets. After the completion of the exploration program, Jaguar engaged TechnoMine to prepare a NI 43-101 compliant statement of resources technical report for the Faina, Pontal and Body D targets. The technical report, which was filed on SEDAR on November 9, 2011, added 276,850 ounces of Measured and Indicated Mineral Resources and 127,820 ounces of Inferred Mineral Resources to the Turmalina mining complex.

Additional exploration activity during 2011 included a drilling program to test the continuity of Ore Bodies A and B down to 250 meters beneath currently known mineral resources. This program returned encouraging intercepts for Ore Bodies A and B at increasing depths. During 2012, a total of 878 meters were completed in 10 drill holes at the Faina target during 2012 as part of a surface diamond drilling campaign. Jaguar plans to update its NI 43-101 compliant resource estimate for the Turmalina mining complex during 2013.

Gold production at Turmalina decreased in 2012 to 37,840 ounces from 61,400 ounces in 2011.

Geological Setting

The Turmalina deposit is hosted by rocks of the Archean Rio das Velhas Supergroup greenstone belt in the Iron Quadrangle region. The Rio das Velhas Supergroup is further subdivided into the Nova Lima and Maquiné Groups. The Nova Lima Group, which hosts most of the gold deposits in the region, is comprised of clastic sediments, pyroclastics, volcanic flows, chemical sediments, and banded iron formations (“BIF”). There is no widely accepted stratigraphy for the Nova Lima Group, due to intense deformation, hydrothermal alteration, and weathering.

The Rio das Velhas Supergroup unconformably overlies a tonalite, trondjemite basement. The Proterozoic Minas Supergroup overlies the Rio das Velhas Supergroup and consists of clastic and chemical sediments, including rich hematite mineralization and minor metavolcanics.

Gold mineralization in the Iron Quadrangle is most commonly associated with the BIF, cherts and quartz veins in schists of the Nova Lima Group, which are located along regional structural lineaments. The most important structures are NW and NE striking, thrust-related, oblique ramps or EW-striking transcurrent faults, the latter being the most favored location for gold deposition.

The Turmalina area is underlain by rocks of Archaean and Proterozoic ages. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments.

Proterozioc units include the Minas Supergroup and the Bambui Group. The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.

The Turmalina deposit is hosted by a sequence of rocks within the intermediate unit of the Pitangui Group. Sheared pelitic schists are the dominant rock hosting Ore Bodies A and B. A sequence of sheared, banded, sulfide iron formation intercalated with amphibolites and chert, lying stratigraphically below Ore Bodies A and B, hosts the Satinoco Structure. Gold mineralization is associated with higher levels of sericite, quartz, chlorite, biotite, and pink garnet with disseminated arsenopyrite. Fine banding is likely associated with shearing.

The Satinoco Structure lies in or close to the banded iron formation/chert horizon. Both the banded iron formation/chert and the mineralized zones are located within a shear zone more than one kilometer long that strikes approximately Az 135º and dips to 60o - 70o NE.

Exploration

Jaguar’s initial exploration efforts started in 2004 and focused on the re-interpretation of the AngloGold Ashanti data (trenches, soil geochemistry, and drilling) to better understand the local geology. These efforts were concentrated on the targets previously identified by AngloGold Ashanti, Ore Bodies A, B, and C.

24

An exploration program was carried out at Ore Body C from March 2006 to April 2008 in order to estimate resources in accordance with NI 43-101. This program included the opening of about 700 meters of trenches and the collection of 146 channel samples crossing the mineralized zone and a complementary diamond drilling program, which consisted of three phases carried out as follows:

Phase I: 5,501 meters drilled in 35 drill holes to test the continuity of the mineralized bodies between the weathered zone and up to 200 meters below the surface.

Phase II: 3,338 meters drilled in 24 complementary infill-holes to create a 25 x 60 meter grid between the surface and 100 meters below and to test the lateral continuity of the mineralized bodies.

Phase III: An additional drill-hole campaign was carried out in 2007, which consisted of 12,763 meters drilled in 48 holes to estimate gold mineral resources.

Jaguar initially completed Phases I and II at the Ore Body C Target and commissioned TechnoMine to prepare a resource estimate technical report. A technical report was issued in October 2007, based on exploration data achieved until July 2007. Jaguar completed Phase III of the exploration campaign in December 2007. The results generated during Phase III were integrated with the previous exploration database and gave rise to a re-evaluation of the resource base. In February 2008, Jaguar filed a technical report in accordance with NI 43-101 in connection with the upgrade of Inferred to Measured and Indicated Resources at the Ore Body C Target.

During the fourth quarter of 2007, Jaguar completed an underground crosscut to access Ore Body C mineralization through the existing ramp developed to mine Ore Bodies A and B at Turmalina. The crosscut is utilized to transport ore from Ore Body C through the Turmalina Mine adit. During the excavation process of the crosscut, high grades of gold were discovered in channel samples. During 2008, Jaguar conducted a 12,000 meter in-fill diamond drilling program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operations.

In September 2008, TechnoMine completed the NI 43-101 compliant feasibility study technical report on the Turmalina Phase I Expansion, which converted the Ore Body C mineral resources to reserves. The expansion was completed during the third quarter of 2009.

Jaguar’s reported mineral resources for Turmalina extend to a depth of approximately 500 meters from the surface where the mineralized structure is open at depth and along strike. As part of a drilling program to prove the continuity of the mineralization at Ore Body A, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters from the surface. Two of these drill holes intersected the mineralized structure of Ore Body A to a depth of approximately 800 meters, thereby confirming the extension of the mineralized structure to a depth of 800 meters. The size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body and is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.

As part of the surface exploration program to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were excavated to expose and sample the mineralized zone. Channel samples revealed two separate mineralized areas.

At Ore Body C and Zone D, which is an extension of Ore Body C, additional gold bearing oxide ore has been identified in the weathered rock overlying the sulfide zone. During 2008, 11,698 meters of drilling for a total of 62 drill holes were drilled in this structure to estimate oxide and sulfide mineral resources.

During 2009, Jaguar continued drilling in the Satinoco structure of Ore Body C to estimate oxide and sulfide mineral resources. A total of 5,017 meters of drilling in 31 holes were completed. Mining of these oxide resources commenced in the fourth quarter of 2009.

Jaguar has discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target. This new structure is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D. The Fazenda Experimental Target is located approximately five kilometers from the Turmalina Plant in a structure parallel to the existing ore bodies and zones. Some limited historical mining at this target had been carried out at shallow depths. Over the past two years, Jaguar has conducted work in the area, including soil sampling, trenching and 668 meters of drilling in four drill holes. Drilling results confirm continuity of the mineralization along strike.

25

During 2009, drilling activity was also focused on the Faina and Pontal targets. A total of 17,319 meters of drilling in 72 drill holes were completed, with encouraging preliminary results.

Exploration efforts during 2010 and 2011 were concentrated on three refractory ore deposits located near the Turmalina mine, Faina, Pontal and Zone D. Jaguar drilled a total of 46,090 meters in 226 drill holes at these targets. After the completion of the exploration program, Jaguar engaged TechnoMine to prepare a NI 43-101 compliant statement of resources technical report for the Faina, Pontal and Body D targets. The technical report, which was filed on SEDAR on November 9, 2011, added 276,850 ounces of Measured and Indicated Mineral Resources and 127,820 ounces of Inferred Mineral Resources at the Turmalina mining complex.

Additional exploration activity during 2011 included a drilling program to test the continuity of Ore Bodies A and B down to 250 meters beneath currently known mineral resources. This program returned encouraging intercepts for Ore Bodies A and B at increasing depths. During 2012, a total of 878 meters were completed in 10 drill holes at the Faina target during 2012 as part of a surface diamond drilling campaign. Jaguar plans to update its NI 43-101 compliant resource estimate for the Turmalina mining complex during 2013.

Mineralization

Gold mineralization in the Turmalina deposits occurs in fine grains associated with sulfides in sheared schists and BIF sequences. Gold particles found within the ore, averaging 10 to 20 μm, are mostly associated with arsenopyrite, quartz, and micas (sericite and biotite), as presented in the table below:

Gold - Mode of Occurrence
Associated to	% of gold content	Notes
Arsenopyrite	61	Occurring both inside and at the borders of the mineral
Quartz	26	Occurring both inside and at the borders of the mineral
Micas	9	Occurring both inside and at the borders of the mineral
Pyrite + Pyrrhotite	4	Occurring only at the borders of the mineral

Coarse gold, on a millimeter scale, is found locally with discrete quartz veins. Overall, this type of occurrence is minor. Typically, these mineralized bodies show a yellowish color produced by weathering in outcrops within the weathered rock zone.

Drilling

Three different mineralized sectors were defined in Ore Body C by trenches and drilling. These sectors were named Central, NW, and SE and were drilled initially in wide-spaced exploratory holes and then locally on detailed grids. Drill-hole lengths ranged from 32 meters to 453 meters. Core diameters were consistently HQ from surface through the weathered rock to bedrock. At about three meters into bedrock, the holes were reduced to NQ diameter to the final depth.

Following completion of the drill holes, the collars were resurveyed with theodolite and cement markers emplaced. Downhole surveys were completed in all holes with length greater than 100 meters, using Sperry-Sun or Maxibore equipment.

The average core recovery was greater than 90%. Core samples were collected during these phases and sent to laboratories for gold assay. A total of 2,338 core samples from holes FSN 10 to 113 were collected. The drilling program was carried out by Mata Nativa Comércio e Serviços Ltda. (“Mata Nativa”), a local drilling company, using Longyear drill rigs.

26

Drilling results have confirmed continuity, both laterally and at depth, and the configuration of the mineralized bodies. Ore Body C is still open at depth and in the NW directions.

Sampling Method and Approach

The drill core logging was done by one of Jaguar’s senior geologists at its Caeté facilities, where an exploration office, chemical laboratory, core preparation, and sampling and storage units are located. Diamond drill cores were logged based on lithology, weathering, hydrothermal alteration, and mineralization.

The core sampling intervals were determined according to lithology, mineralization type, and visually anticipated grade. A total of 2,338 intervals were selected for sampling. The sample length varied between 0.8 to 1.2 meters, with 1.0 meter on average. A few samples in barren or poorly mineralized section were slightly larger (maximum 1.5 meters). One or two samples in barren core on the margins of the mineralized zones were systematically collected for the assurance of the complete sampling process.

The cores selected for sampling were halved with a diamond saw. One half was placed in a plastic bag and the other half was returned to the original wooden core box. The samples were transported to the laboratories using a local courier. The assays were made in Belo Horizonte by SGS do Brasil (“SGS”) and Lakefield/Geosol (“LKG”) assay laboratories and by Jaguar’s laboratory in Caeté. In 2006, Lakefield/Geosol was bought by SGS. Collar and down-hole survey data, major lithologies, and assay results were entered into a database using a digital spreadsheet.

Sample Preparation, Analysis and Security

Between 1979 and 1988, trenching, drilling and sampling were performed in accordance with AngloGold Ashanti’s controls and standard industry practices at that time (pre NI 43-101).

The following channel sampling procedures were used in trenches by AngloGold Ashanti. First, sites were cleaned with a hoe, exposing the material by scraping. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Samples had a maximum length of one meter and weighed between one and two kilograms. Channel samples were collected from outcrops, trenches, and drift walls. This consisted of manually opening the channels with lengths ranging from 50 centimeters to one meter, average widths between five to ten centimeters, and about three centimeters deep, using a hammer and a chisel. Either an aluminum tray or a plastic canvas was used to collect the material. The samples were then stored in a plastic bag and identified by a numbered label, which was protected by a plastic cover and placed with the sample. At the sampling site, samples were identified by aluminum plates, labels, or wooden poles. Next, sketches were drawn with lithological and structural information. The sample locations were surveyed by theodolite.

The following diamond drill core sampling procedures were adopted by AngloGold Ashanti. Drilling was carried out by their drill operators using their own drill rigs in HQ and NQ diameters. The cores were stored in wooden boxes of one meter length, with three meters of core per box (HQ diameter) or four meters of core per box (NQ diameter). Hole number, depth, and location were identified on the boxes by an aluminum plate on the front of the box. The drilling interval and core recovery were identified inside the boxes by small wooden or aluminum plates.

During logging of the hole, geological information was collected, the interval and recovery were verified, and samples for chemical analysis were defined. Samples were identified in the boxes by highlighting their side or by labels. Samples were cut in the middle with a diamond saw or a hammer, at right angles to the structure direction that controls the mineralization. If the samples were of weathered oxide mineralization, either a spatula or a spoon was used to divide and collect the sample. One half was stored in a heavy duty plastic bag, identified by a laminated label, and the other half was kept in the proper box at the core shed. The standard procedure was to cut the core parallel to the long axis. Sampling intervals were generally defined in accordance with the key geological control parameters, as lithologic contacts and structures, marked inside each unit, maintaining the dimensions specified above.

27

Assays were carried out by AngloGold Ashanti’s laboratory in Nova Lima, Minas Gerais, which has international certification. The fire assay/atomic absorption (“AA”) method was used. At that time, AngloGold Ashanti’s laboratory standard procedure was to re-assay all samples which returned grades greater than three grams per tonne. One duplicate was assayed for every 20 samples.

Channel sampling carried out by Jaguar was restricted to the walls of trenches and underground development. First, sites were cleaned with a hoe, exposing the material by scraping surface trenches or by water if underground. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Usually, the samples had a maximum length of one meter and weighed between one to two kilograms. Channel samples were taken manually, using a hammer and chisel. The channels had lengths ranging from 50 centimeters to one meter, with averaging width ranging from five to six centimeters and about three centimeters deep. In the drift, samples were collected in channels starting at the floor level on one side and going over the drift section to the floor on the opposite side.

An aluminum tray or a plastic canvas was used to collect the material. The samples were then stored in plastic bags and identified by numbered labels, which were protected by a plastic cover and placed with the sample. Samples were identified at the sampling site by number sequence painted in the drift walls. Sample locations were surveyed by theodolite.

Surface diamond drilling was carried out by Mata Nativa using HQ and NQ tools. The diamond drill core sampling procedures adopted by Jaguar are described below.

Drill-hole deviations were surveyed by Sperry Sun or DDI/Maxibore equipment. The cores were stored in wooden boxes of one meter length with three meters of core per box (HQ diameter) or four meters of core per box (NQ diameter). The hole’s number, depth, and location were identified in the boxes by an aluminum plate on the front of the box and by a water-resistant ink mark on its side. The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

During logging of the geological information, progress and recovery measures were verified and chemical analyses samples were defined. Samples are identified in the boxes by highlighting their side or by labels. Samples were cut in the middle with the help of a diamond saw and a hammer. One half was stored in a heavy duty plastic bag, identified by a laminated label, and the other half is kept in the proper box at the core shed.

SGS laboratories in Belo Horizonte prepared and assayed the core samples during Phase I drilling. During Phases II and III, Jaguar used its own laboratory. After Jaguar received the assays results, the mineralized sections were identified in the drill core and sent to SGS for re-assay and inter-laboratories check-control. About 43% of these core samples were submitted for re-assay. Rock Labs standards, blanks, and duplicates were used. No significant assay variations were detected. The SGS laboratory has been assessed by ABS Quality Evaluations, in Houston, Texas, and found to be in compliance with ISO 9001.

Samples were prepared by drying, crushing to 90% minus two millimeters, quartering with a Jones splitter to produce a 250 gram sample, and pulverizing to 95% minus 150 mesh. Gold assay was by standard fire assay procedures, using a 30 gram sample with an AA finish. Analytical results were forwarded to Jaguar’s exploration department by email, followed by a hard copy. SGS and Jaguar laboratories used identical sample preparation and analyses methodologies.

Mineral Resource and Reserve Estimates

Turmalina has an estimated 8,418,610 tonnes of Measured and Indicated Mineral Resources at an average grade of 4.24 grams per tonne totaling 1,147,180 ounces of gold and 2,711,500 tonnes of Inferred Mineral Resources at an average grade of 3.91 grams per tonne totaling 340,700 ounces of gold.

Proven and Probable gold Reserves, which are included in the reported Mineral Resource estimate, are estimated at 3,611,840 tonnes at an average grade of 3.86 grams per tonne totaling 449,170 ounces.

28

Mining Operations and Metallurgical Process

Prior to 2011, Turmalina was an underground mine utilizing the “sublevel stoping” mining method in Ore Body A and the “cut-and-fill” mining method at Ore Bodies B and C with paste fill in all stopes. As of early-2011, all ore bodies are being mined using cut-and-fill and ore produced at the Turmalina Mine was transported to the adjacent 1,800 tonnes per day Turmalina Plant.

The main access to the levels and sublevels from the surface is provided by a 15% incline five meter x five meter cross-section ramp developed along the footwall of Ore Body A and hanging wall of Ore Body C. The ramp is located at least 90 meters away from the ore bodies.

The underground mine is divided into levels and further into sublevels with floors spaced 15 vertical meters apart. Levels are separated from each other by four-meter (vertical) thick sill pillars. A typical level consists of four sublevels at elevations starting from the base of the panel, totaling 60 meters in vertical span. Ore and waste rock between sublevels is blasted in a retreat fashion using the fan drilling method and frontal attack method for the cut-and-fill stopes. After being mined, panels are filled with paste fill from the current Turmalina paste backfill plant.

The underground mine was developed under a crown pillar of 15 meters vertical thickness that separates underground stopes from the bottom of the open pit.

Drilling is carried out using single boom or twin boom hydraulic jumbos and the haulage of the blasted ore/waste is by five cubic yard LHD wheel loaders and A30 Volvo trucks to the Turmalina Plant.

The mineral processing route consists of the following sequence of macro-unit operations:

-	Crushing and screening;

-	Grinding and cycloning;

-	Leaching and adsorption/desorption/recovery (“ADR”) CIP Process.

-	Gold recovery by an electrowinning (“EW”) circuit, after elution of the loaded carbon;

-	Detoxification plant : CyPlus “cold” technology, arsenic removal and cyanide destruction; and

-	Paste fill plant.

The leaching recovery is 92% based on test work from Dawson Laboratory (“Dawson”) in the United States, while the adopted adsorption-elution to electrowinning-smelting recovery is 97.8%, based on TechnoMine’s assessment. The estimated overall metallurgical recovery is 90% (92% for leaching x 97.8% for adsorption to smelting).

A three-stage crushing and screening plant feeds crushed ROM into a surge silo equipped with two vibrating feeders for three ball mills (two in stand by), in a closed circuit with cyclones clusters. The cyclone overflow is thickened to feed a conventional leaching and the ADR CIP circuit. The CIP tailings pulp, after detoxification with Caros’s Acid (CyPlus “cold” technology), is conveyed to the paste fill plant. Excess paste is conveyed to the geomembrane-sheeted tailings dam. Gold recovery is performed by a conventional elution and EW circuit.

Environmental Considerations

Jaguar has all the necessary environmental licenses for the operation of the Turmalina mining complex.

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

Based on the current mine plan, mining operations at Turmalina will continue through 2025. This figure considers Mineral Reserves and Measured and Indicated Resources.

29

Markets

All gold produced at the Turmalina operation is transported on a weekly basis to São Paulo for refining and sale at market prices.

Paciência Mining Complex

Property Description and Location

The Paciência mining complex is located in the state of Minas Gerais, Brazil, approximately 80 kilometers southeast of the city of Belo Horizonte. The property is comprised of 6,677 hectares of mining and exploration concessions and is owned through Jaguar’s wholly-owned subsidiary, MSOL.

Jaguar acquired the original Paciência concessions (Paciência/Santa Isabel, Bahú and Marzagão) from AngloGold Ashanti in November 2003. Under the terms of the acquisition agreement, AngloGold Ashanti has rights to reacquire up to 70% of any of such concessions at an ascribed value of new reserves found feasible beyond the exhausted contract reserves.  Under the terms of the acquisition agreement, Jaguar also pays a sliding scale net smelter return royalty (“NSR”), from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the Santa Isabel Mine.

The mining concessions related to Paciência’s producing mines are in good standing. Jaguar has all the necessary environmental licenses for the operation of the mining complex.

In 2005, Jaguar acquired rights from IAMGold with respect to properties located in Rio Acima and Itabirito, Brazil. These concessions, known as the “Conglomerates Target”, are located approximately 12 kilometers east of the Paciência Plant and represent an opportunity for Jaguar to further explore, upgrade and expand Paciência’s mineral resources and production rate.

During 2007, Jaguar successfully concluded a land swap agreement with AngloGold Ashanti whereby Jaguar expanded the concession package at the Paciência mining complex to a contiguous 20 kilometers (17 kilometers today) area adjacent to the São Vicente lineament.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Paciência is located 23 kilometers from the town of Itabirito in the state of Minas Gerais, Brazil. Itabirito has good urban infrastructure, including banks, a hospital, schools, and general commerce. Access to the town of Itabirito is via a good paved highway for about 40 kilometers southeast of Belo Horizonte. The project can be accessed from Itabirito by light vehicles on paved and dirt roads but a four-wheel drive vehicle is preferable during the rainy season.

Belo Horizonte is the major center of the Brazilian mining industry. A large commercial airport with domestic and international flights services the city, which hosts several state and federal government agencies and private businesses that provide services to the mining and exploration sectors. Skilled labor is readily available.

Annual rainfall in the property area averages between 1,300 millimeters and 2,300 millimeters, 84% of which falls during the rainy season between October and March. The months of December and January experience the most intense precipitation. Winds, predominantly from the south and southeast, have a low average speed (<1 m/s). The annual average temperature is slightly above 20ºC. Air humidity, even in the summer, does not exceed 90% on average, showing annual average evaporation of approximately 934 millimeters.

A digital telephone communication system is supplied to the Paciência mining complex by Embratel. The system can accommodate a 30-channel link for voice communication and a digital data connection with Jaguar’s head office in Belo Horizonte, where a shared link can provide safe Internet and Intranet access.

30

Fresh water is supplied to the Paciência mine and plant by the Tejuco Creek, a tributary to the das Velhas River. A suction station is located about 2.6 kilometers from the properties’ industrial water tank and is the source of fresh water.

Power to the project site is currently supplied by Companhia Enérgetica de Minas Gerais S.A. (“CEMIG”). Emergency power is provided by diesel back-up generators.

History

Gold discoveries in the Itabirito region date from the mid 17th century and are directly attributed to the activity of the “Bandeirantes” (early Portuguese explorers) along the Rio das Velhas. Gold was abundant and triggered a major gold rush which extended into the mid 19th century.

Exploration for gold in the region started in alluvial sites along drainages where simple extraction methods were employed. Modern exploration began in 1979 and has been carried out extensively on or adjacent to the property by AngloGold Ashanti (geochemistry, geophysics, sampling, diamond drilling, and drifts), Rio Tinto Desenvolvimentos Minerais Ltda. (trenching, geochemistry and diamond drilling), Vale (formerly Companhia Vale do Rio Doce or CVRD) (sampling, mapping, geophysics, geochemistry, and diamond drilling), and the Anschutz Group/Western Mining and IAMGold (geochemistry, sampling, diamond drilling, and drifts).

From 1981 through 2004, the Paciência property was controlled by AngloGold Ashanti through a number of subsidiaries. Jaguar acquired the property, which included the Paciência/Santa Isabel, Bahú and Marzagão mineral concessions, from AngloGold Ashanti in November 2003.

In March 2004, TechnoMine completed a NI 43-101 technical report on Jaguar’s Iron Quadrangle properties, which included resources in these concessions. This technical report was revised in September 2004 and further revised in December 2004.

In 2005, Jaguar acquired rights from IAMGold with respect to properties located in Rio Acima and Itabirito. These concessions, known as the “Conglomerates Target”, are located approximately 12 kilometers east of the Paciência Plant and represent an opportunity to further explore, upgrade and expand Paciência’s aggregate mineral resources and overall production rate. The property’s previous owners, the Anschutz Group and Western Mining, carried out exploration campaigns between 1985 and 1990, which included underground development and channel sampling, surface and underground diamond drilling and geological mapping. Based on their efforts, a pre NI 43-101 gold resource of approximately 110,000 ounces was estimated. Jaguar has been conducting exploration work at the Conglomerates Target since 2007.

During 2007, Jaguar successfully concluded a land swap agreement with AngloGold Ashanti whereby Jaguar expanded the concession package at the Paciência mining complex to a contiguous 20 kilometers area adjacent to the São Vicente lineament. This land area was first mined in the 17th century by the Portuguese and the old workings are clearly visible on satellite images. Jaguar’s exploration efforts today are along this same strike.

In August 2007, TechnoMine completed a NI 43-101 compliant feasibility study for the Paciência mining complex. Construction of the Paciência Plant began immediately after the completion of the feasibility study. Mining operations at the Santa Isabel Mine commenced in April 2008 as the new Paciência Plant entered the commissioning phase. In July 2008, Paciência reported its first gold pour and operations were deemed commercial in December 2008.

In December 2008, Jaguar began hauling ore from the Pilar Mine to the Paciência Plant, which is located 130 kilometers away. In July and August of 2009, Jaguar completed the development of the Palmital and Marzagão mines, respectively, and started to process ore from both mines at the Paciência Plant, which has the capacity to process 2,000 tonnes of ore per day. The Paciência Plant was processing ore from the Santa Isabel, Marzagão (NW1), Ouro Fino and Rio de Peixe mines. In November 2010, Jaguar ceased to process ore from the Pilar Mine at the Paciência Plant as ore haulage was re-directed to the Caeté Mining Complex (see below).

31

In June 2011, Jaguar filed a NI 43-101 compliant technical report prepared by TechnoMine on a number of targets located within the Paciência mining complex. This technical report added 201,100 ounces of Measured and Indicated Resources and 38,860 ounces of Inferred Resources to the Paciência mining complex.

Gold production at Paciência decreased in 2012 to 9,987 ounces from 39,581 ounces in 2011 as a result of placing the operation on care and maintenance status in May 2012.

Geological Setting

The Iron Quadrangle is located in the Precambrian São Francisco craton and is underlain by highly deformed and moderately metamorphosed Archean to Proterozoic rocks. A crystalline basement is overlain by several sequences of supracrustal rocks, as follows, from oldest (Archean) to youngest (Upper Proterozoic).

-	Basement complex of tonalite, trondjemite, and gneiss;
-	Rio das Velhas Supergroup (Greenstone Belt) – Archean;
-	Espinhaço Supergroup, resting unconformably on the Rio das Velhas Supergroup;
-	Proterozoic Minas Supergroup, overlying the Espinhaço Supergroup along both tectonic and angular unconformable contacts; and
-	Proterozoic Itacolomi Group, overlying the Minas along both tectonic and angular unconformable contacts.

The Archean Rio das Velhas Supergroup comprises the lower Nova Lima and upper Maquiné Groups. The Nova Lima Group consists of a greater than four kilometer thick eugeosynclinal succession including: metagreywacke, carbonate schist, immature quartzite, quartz schist, metaconglomerate, meta-banded iron formation, schistose tuff, graphitic schist, meta-carbonate chemical sedimentary rock (includes the Lapa Seca unit), phyllite, greenschist, and meta-ultramafic rocks. The Maquiné Group consists of an approximate 1.8 kilometer thick eugeosynclinal molasse including protoquartzite, meta-grit conglomerate, phyllite, meta-greywacke, and minor basal metaconglomerate.

The Proterozoic Minas Supergroup is subdivided in three groups:

-	Caraça (lower): Quartzite, with basal conglomerate and graphitic phyllite;
-	Itabira (middle): Itabirite (Lake Superior type banded iron formation) and dolomite; and
-	Piracicaba (upper): clastic and chemical sequences.

The property is located along the São Vicente/Paciência Lineament (Paciência Trend), which is the most prominent structure in the area. It is a northwest-trending, northeast dipping shear zone that extends for over 60 kilometers across the Iron Quadrangle from near Ouro Preto in the south to Nova Lima in the north. The referred shear zone is located between the Bação Complex to the west and the Vargem do Lima Syncline to the east and is confined to the upper portion of the Nova Lima Group. The Vargem do Lima Syncline, a northwest-trending structure, is overturned to the southwest and the shear zone is in the normal, upright limb of the fold. Initial displacement along the shear zone was as a thrust or reverse movement towards the southwest, during the overturning of the syncline. Subsequent movement may have occurred as normal slip to the northeast. Gold mines and prospects occur along the entire length of the Paciência Trend shear zone.

The Archean Nova Lima Group and Proterozoic Caraça and Itabira Groups underlie the Paciência property. These groups consist of a sequence of intensely folded, faulted, and moderately metamorphosed (upper greenschist facies) volcanic and sedimentary rocks. The protoliths were shale, graphitic shale, mafic volcanic tuff, subordinate conglomerate, dolomite, banded iron formation, and chert.

Gold mineralization in the Paciência area took place in association with banded iron formation and chemical sedimentary rocks (chert), hydrothermal quartz veins (silicification zones), disseminated and massive sulfides in quartz schist and conglomerates.

Metapelites and meta-volcanoclastic rocks are the most common type in the area. Subordinate basic dikes and schists rich in quartz and carbonaceous material are present locally. In the Paciência trend shear zone, the metapelites and meta-volcanoclastic rocks were subjected to strong hydrothermal alteration that resulted in the development of carbonate, chlorite, sericite, and quartz veins. Disseminated sulfides (pyrite, arsenopyrite, stibnite, sphalerite, chalcopyrite, and galena) in the quartz veins are common, but do not exceed 3% of the rock volume.

32

Deposit Types

The gold metallogeny in the Iron Quadrangle is complex. Three types of deposits are the major sources for gold in the region. During the deposition of the Archean Nova Lima Group greenstone belt rocks, sea floor volcanic exhalative processes produced narrow BIF and chert that hosted syngenetic sulfide-rich gold deposits. Subsequently, these greenstone belt rocks were deformed and epigenetic shear zone-related gold deposits were formed. The gold source for these epigenetic deposits was quite possibly remobilized gold from the syngenetic exhalative deposits. Most of the gold in the Iron Quadrangle has come from these first two deposit types. The third type of gold deposit is hosted by carbonatized schist within shear zones. All three of these deposit types almost uniformly are coplanar with the regionally dominant foliation of N35°E and a lineation within the foliation that plunges to the southeast at generally moderate angles.

In the Proterozoic rocks in the property area, gold occurs in the basal conglomerate of the Moeda Formation (Caraça Group) and in the Itabirite horizon of the Cauê Formation (Itabira Group) that is associated with fault zones in the iron ore.

Mineralization

Three main general types of gold mineralization occur in the Iron Quadrangle:

- Fresh to limonite-rich sulfide masses, ranging from disseminated to massive, in association with the BIF layers or in hydrothermally altered schists rich in quartz, chlorite, and sericite;

- Masses of milky to microcrystalline quartz showing fresh to limonite-rich sulfides and, sometimes, visible gold, hosted by hydrothermally altered schists rich in quartz, chlorite, and sericite; and

- Conglomerates with clasts of quartzite, milky quartz, massive and banded chert, felsic volcanic rocks and quartz-schists. The matrix can be quartizitic, arkosic, or carbonaceous. Locally, round (buckshot) pyrite and crystalline pyrite are abundant in the matrix.

Most gold-bearing units in the Iron Quadrangle, with the exception of the gold-bearing conglomerates, are strongly controlled by linear structures such as fold axes stretching lineations and intersection foliations. Ore bodies present a cigar or pencil shape, showing continuity along the plunge and relatively small cross sections. They can be longer than five kilometers, such as at the Morro Velho Mine and Cuiabá Mine, and the thickness of the ore bodies varies from a few centimeters to more than 30 meters.

Gold is associated with sulfides, mainly pyrite and arsenopyrite. The mineralized bodies are controlled by mineral stretching lineations and fold axes that have an average plunge of 1190/200.

Gold mineralization in the property area formed two types of deposits. The dominant type is associated with disseminated sulfides in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in shear zone. The second type is in the basal conglomerate of the Moeda Formation.

Ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. Gold occurs as small visible particles in quartz or sulfides. These quartz-rich veins exhibit boudinage shapes, with thicknesses ranging from a few centimeters to 30 meters, widths from ten meters to 200 meters, and are continuous down plunge for hundreds of meters, continually following the plunge. Gold grades vary, and grades in the range of 100 grams per tonne to 500 grams per tonne are not uncommon due to the coarse nature of the gold.

Exploration and Drilling

Initial exploration surveys at the Paciência property were made between 1979 and 1990 by AngloGold Ashanti. A regional geochemical study followed by aerial photography interpretation singled out the old workings, which gave rise to a detailed channel sampling program covering the entire trend.

33

Subsequently, a drilling campaign covering about 12 kilometers on a 100 to 200 meter grid was carried out. After defining the best mineralized zones, a ramp was opened and exploration drifts and underground diamond drill holes were completed. Some targets were defined, two of which stood out for more focused exploration: Paciência/Santa Isabel and Bahú.

The underground development in Bahú was performed by AngloGold Ashanti. Toniolo Busnelo S.A., a local company, was contracted for the underground development work at Santa Isabel.

Channel sampling covering the drift section was made at three-meter intervals and horizontal underground diamond drill holes were drilled on a 15-meter grid. The channel samples were collected at right angles to the quartz masses or the foliation developed by the shear zone. All samples were assayed by fire assay methodology at AngloGold Ashanti’s laboratory located in Nova Lima in the State of Minas Gerais, which holds international certification.

The exploration campaigns carried out by AngloGold Ashanti are summarized below:

Santa Isabel Site

Ramp and drifts	1,586 meters
Surface diamond drill holes	8,924 meters and 47 holes
Underground diamond drill holes	2,695 meters and 65 holes
Underground channel samples	3,553 samples
Geological and topography maps

Bahú Site

Ramp and drifts	540 meters
Surface diamond drill holes	2,025 meters and 10 holes, ranging between 30 meters to to 301.20 meters (HQ & NQ)
Underground diamond drill holes	2,858 meters and 28 holes, ranging between 20.80 meters to 197.37 meters (BQ)
Underground channel samples	4,676 samples
Geological and topography maps

Other Sites

Surface diamond drill holes	11,249 m and 70 holes ranging between 81.70 m to 300.00 m (HQ & NQ)
Channel samples	Over 5,000 samples
Geological and topography maps

The results related to the Bahú Site and the several other sites were not included in the resource estimate model, which took into account only data related to the Santa Isabel target. The exploration services carried out at Bahú and other sites are reported above because they were part of the AngloGold Ashanti exploration campaign.

During the 1980s, AngloGold Ashanti completed 47 surface drill holes totaling 8,924 meters and 65 underground drill holes. Surface drill holes were drilled on 40-meter average spaced lines, while underground drill holes were spaced 15 to 25 meters apart. Core samples had variable diameters between HQ and BQ, as a function of the lithology.

The surface drill holes began in HQ and were reduced to NQ after the weathered zone was crossed. The underground holes were drilled in BQ. The drill rigs included Diacore 4, 6, and 8 for surface holes and BBS-01 and JKS-01 for underground holes. Tropary and Sperry Sun survey instruments were used to measure hole deflections.

In 2003, Jaguar bought the property from AngloGold Ashanti and started its resource evaluation in accordance with NI 43-101 guidelines. The exploration effort comprised three phases as described below.

34

Phase 1: After interpretation of the available data, a complementary underground program was performed in order to test the continuity of the mineralization about 300 meters below Level 1 (930 meters above sea level). The data reinterpretation showed seven ore shoots. During this phase 6,641 meters were drilled in 46 diamond drill holes.

Phase 2: A total of 22 additional holes were drilled, totaling 6,968 meters. Diamond drill hole deflections and road access problems (environmental interferences) made it unfeasible to complete the program.

Phase 3: The necessity of more underground development to allow additional holes to be drilled has been determined to confirm the continuity of mineralization below the elevation 750 meters above sea level and increasing the information density between elevations 850 and 750 meters above sea level. A drift has been opened, which started at the end of the previous AngloGold Ashanti development (Front SE).

The following was achieved during Phase 3:

Drifts	530 meters
Underground drilling	11,070 meters in 50 holes
Channel samples	450 samples
Geological and topography maps
Resource Estimate / Categorization

During 2008, Jaguar conducted extensive underground development and exploration activities at the NW1 Target (Marzagão) and the Conglomerates Target (Palmital) to add additional tonnes vertically as well as horizontally in an effort to increase the resource base for the Paciência operation. As part of the exploration effort at these two targets, a total of 9,152 meters was drilled in 42 drill holes during 2008.

Overall, the grades and mineralization observed at the NW1 Target are similar to those measured at the Santa Isabel mine. The access ramp, which is five meter x five meter in size, was completed early in 2008. A total of 2,393 meters of ramp and drifts have been developed at the NW1 Target, which is located two kilometers northwest of the Santa Isabel mine. This underground cross cut intersected the second level of the Santa Isabel mine in July 2010.

During 2009, Jaguar continued its exploration program in the NW1 and Conglomerates Targets, as well as other targets, including drifts for mine development, in an effort to increase the resource base for the Paciência operation. A total of nine surface drill holes totaling 1,450 meters were completed at the NW1 Target to better define mineralization detected during the underground drifting process. Underground activities continued with development, drilling and sampling of the drift’s face and roof. In 2009, Jaguar also completed 2,812 meters of drilling in 13 drill holes at the Paciência Shear Zone between the NW1 Target and the Santa Isabel mine. Drill hole results confirmed the continuity along strike of the structure between these two areas.

At the Bahú Target, located approximately 6.5 kilometers northwest of the Santa Isabel Mine, exploration works performed by AngloGold Ashanti around the exploration drift defined several ore bodies with 30 to 70 meters in length and 2 to 4 meters in thickness with an average grade of 6.18 grams per tonne. Additionally, exploratory drilling to the south pointed out a separate zone, Bahú-Quati, with a group of similar orebodies grading an average of 7.96 grams per tonne.

During 2010 and the first quarter of 2011, a drilling program consisting of 16,980 meters in 135 drill holes was completed at the Bahú-Quati target. Encouraging results confirmed the down plunge continuity of the mineralization from a historical pit-bottom outcrop to over 250 meters beneath the surface. The drilling program delineated a series of orebodies with 25 to 60 meters in length and 2 to 8 meters in thickness with an average grade of 4.0 grams per tonne. The mineralized structure is open at depth.

During 2011, at the Palmital Mine, Jaguar continued with underground development to access and open Level 4 to expose the conglomerate horizon. An underground exploratory drilling program was also performed with 1,295 meters drilled in 17 drill holes. Channel samples carried out to date confirm the grades and the continuity defined during the surface and underground drilling campaigns.

35

In June 2011, Jaguar filed a NI 43-101 compliant technical report prepared by TechnoMine on a number of targets located within the Paciência mining complex. This technical report added 201,100 ounces of Measured and Indicated Resources and 38,860 ounces of Inferred Resources at the Paciência mining complex.

Also in 2011, as part of Jaguar’s resource expansion program, additional deep drilling from an underground exploration drift developed from Level 4 at the Santa Isabel mine was completed. From collar positions along a 530-meter exploration drift at 775 meters above sea level, 4,962 meters in 28 drill holes were completed to delineate the extension of the ore bodies 150 meters below Level 5 of the Santa Isabel mine. Additional underground drilling was conducted at Marzagão early in 2011. This program consisted of 2,610 meters in 29 drill holes below Level 2 (850 meters above sea level) and designed to delineate a new ore panel 50 meters below present mining. Results from the Santa Isabel and Marzagão mines confirmed the plunge extension of the ore bodies.

During 2012, a total of 10,043 meters of underground delineation drilling was performed at the Santa Isabel and Marzagão mines.

Jaguar plans to update its NI 43-101 compliant resource estimate for the Paciência mining complex during 2013.

Sample Preparation, Analysis and Security

Trenching, drilling, and sampling were performed during the 1980s in accordance with AngloGold Ashanti’s controls and standard industry practices at that time (pre NI 43-101).

The following channel sampling procedures were used in trenches used by AngloGold Ashanti. First, sites were cleaned with a hoe, exposing the material by scraping. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Samples had a maximum length of one meter and weighed between one and two kilograms. Channel samples were collected from outcrops, old excavations, and drift walls. This consisted of manually opening the channels with lengths ranging from 50 centimeters to one meter, average widths between five to ten centimeters, and about three centimeters deep, using a hammer and a steel pointer crowned by a widia. Either an aluminum tray or a plastic canvas was used to collect the material. The samples were then stored in a plastic bag and identified by a numbered label, which was protected by a plastic cover and placed with the sample. At the sampling site, samples were identified by aluminum plates, labels, or wooden pegs. Next, sketches were drawn with lithological and structural information. The sample locations were surveyed by theodolite.

Drilling was carried out by AngloGold Ashanti drill operators using their own drill rigs, HQ and NQ diameter for surface diamond drill holes and BQ for underground drill holes.

The cores were stored in wooden boxes of one meter in length with three centimeters of core per box (H diameter) or four centimeters of core per box (B or N-equivalent diameter). The number, depth and location of holes were identified on the boxes by an aluminum plate. The drilling interval and core recovery were identified inside the boxes by small wooden or aluminum plates.

During logging of the hole, geological information was collected, the interval and recovery were verified, and samples for chemical analyses were defined. Samples were identified in the boxes by highlighting their side or by labels.

Samples were cut in the middle with a diamond saw or a hammer, orthogonally to the structure direction that controls the mineralization. If the samples were of weathered oxide mineralization, either a spatula or a spoon was used to divide and collect the sample. One half was stored in a highly resistant plastic bag, identified by a laminated label, and the other half was kept in the box at a warehouse. The standard procedure was to cut the core parallel to the long axis.

In the case of metallurgical testing, the stored half was subdivided again. One quarter of the original sample was stored, and the other quarter was conveyed to the assigned metallurgical laboratory.

36

Sampling intervals were generally defined in accordance with the key geological control parameters so that after lithologic contacts were defined, samples could be marked inside each unit, maintaining the dimensions specified above.

The assays were made by AngloGold Ashanti’s laboratory in Nova Lima, state of Minas Gerais. The fire assay/AA method was used. At that time, the AngloGold Ashanti laboratory had a standard procedure for all sample assays. They re-assayed all the assays which returned grades more than three grams per tonne. One duplicate was assayed for every 20 samples run.

Channel sampling carried out by Jaguar was restricted to the property’s underground drifts. First, sites were cleaned with a hoe, exposing the material by scraping it. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Usually, the samples had a maximum length of one meter and weighed between one and two kilograms. Channel samples were taken by manually opening the channels, using a hammer and a chisel or a small jackhammer. The channels had lengths ranging from 50 centimeters to one meter, average widths between five and ten centimeters, and were about three centimeters deep. The channel samples were collected starting at the floor level on one side and circling the drift section to the floor on the opposite side. An aluminum tray or a plastic canvas was used to collect the material. The samples were then stored in plastic bags and identified by numbered labels, which were protected by a plastic cover and placed with the sample. At the sampling site, the samples were identified by number sequence painted in the drift walls. The sample locations were surveyed by theodolite.

Underground drilling was carried out by Geosol Geologia e Sondagens Ltda. ("Geosol") and surface drilling was carried out by drilling contractor Mata Nativa. Surface drill holes were drilled with HQ and NQ tools and underground holes were drilled with BQ diameter. Drill holes were accepted only if they had more than 85% of recovery from the mineralized zone. The drill holes executed to evaluate the ore body had their deviations measured by Tropary, Sperry Sun, and DDI/Maxbore survey equipment.

The cores were stored in wooden boxes of one meter with three meters of core per box (H diameter) or four meters of core per box (B or N-equivalent diameter). The hole’s number, depth, and location are identified in the boxes by an aluminum plate in front of the box and by a water-resistant ink mark on its side. The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

During logging of the geological information, progress and recovery measures were verified and chemical analyses samples were defined. Samples were identified in the boxes by highlighting their side or by labels. Samples were cut in the middle with the help of a diamond saw and a hammer, at right angles to the structure direction that controls the mineralization. One half was stored in a heavy duty plastic bag, identified by a laminated label, and the other half was kept in the proper box at the core shed.

In the case of metallurgical testing, the stored half is subdivided again. One quarter of the original sample is stored and the other quarter is conveyed to the assigned metallurgical laboratory.

Samples were prepared at the SGS and LKG laboratories in Belo Horizonte and at the Jaguar laboratory by drying, crushing to 90% minus two millimeters, quartering with a Jones splitter to produce a 250-gram sample, and pulverizing to 95% minus 150 mesh. Gold assays were by standard fire assay procedures, using a 50 or 30-gram sample with an atomic absorption (AA) finish.

Analytical results were forwarded to Jaguar by email, followed by a paper copy. LKG and Jaguar laboratories used identical sample preparation and analyses methodologies as the SGS facility. The LKG laboratory has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.

Jaguar’s Quality Assurance/Quality Control (QAQC) Program consisted of: submission of the blanks, standard reference samples, and duplicate samples to the laboratories; re-submission of selected rejects and pulps to the laboratories for re-assays and checking the original results at an outside accredited assay laboratory.

37

Mineral Resource and Reserve Estimates

Paciência has an estimated 7,472,750 tonnes of Measured and Indicated Mineral Resources at an average grade of 3.78 grams per tonne totaling 907,300 ounces of gold and 1,560,430 tonnes of Inferred Mineral Resources at an average grade of 4.26 grams per tonne totaling 213,540 ounces of gold.

Proven and Probable gold Reserves, which are included in the reported Mineral Resource estimate, are estimated at 3,143,240 tonnes at an average grade of 2.86 grams per tonne totaling 289,400 ounces.

Mining Operations and Metallurgical Process

Paciência’s Santa Isabel mine was an underground mine that used the “cut-and-fill” mining method and removed ore in horizontal slices, starting from a bottom cut and advancing upwards (overhand cut-and-fill). The treated tailings from the backfill plant and development waste were used for backfilling. This method allowed for ore selectivity, greater recovery and stability of the openings and reduction of waste and tailings disposed of on the surface.

The main access to the mine is provided by a five meter by five meter ramp with 15% inclination that is connected with the levels and sublevels. The sill pillar between levels is five meters thick.

Drifts were developed to expose the footwall and the hanging wall. The waste layers between the ore lenses excavated and used as rockfill within the stopes. Hydraulic backfill, using cyclone and detoxed tailings to fill the stopes, started when the excavation of the first slice reaches the entire length of the ore body.

Drilling was carried out by hydraulic jumbos with single or twin booms. Haulage of blasted ore and waste was carried out by the two and five cubic yard LHD wheel loaders, respectively, and 16-tonne haul trucks.

Ore produced at the Santa Isabel mine was transported to the adjacent 2,000 tonnes per day Paciência Plant.

The mineral processing route consisted of the following sequence of macro-unit operations:

-	Crushing and screening;

-	Grinding, cycloning, gravity separation, and thickening;

-	Leaching and ADR CIP process.

-	Gold recovery by an EW circuit, after elution of the loaded carbon; and

-	Cyanide destruction for the leaching tailings and a backfill plant.

The leaching recovery of 89% was based on Dawson test work, while the gravity circuit gold recovery of 40% was based on Knelson Research & Technology Centre – Langley, BC, Canada (“Knelson”) test work and modeling. A 99% efficiency/lockup factor was adopted, in connection with Adsorption/Elution/EW, and other downstream and ancillary operations. The recovery of the leaching was calculated to be (89% - leaching) * (99%) = 88%. The estimated overall gold recovery was: R= (0.40 Gravity Circuit) + (1.0 – 0.40) * (0.8811) = 93%.

A three-stage crushing and screening plant fed crushed ROM into a surge silo equipped with two vibrating feeders for two ball mills (one on stand by) in a closed circuit with cyclone cluster and a gravity concentration (Knelson CD-30) and intensive cyanidation (Acacia) of the concentrate. The cyclone overflow was thickened to feed a conventional leaching and ADR CIP circuit. The CIP tailings pulp, after been detoxified with Caros’s acid (CyPlus “cold” technology), was conveyed to the geomembrane-sheeted tailings dam. Gold recovery was performed by a conventional elution and EW circuit.

In May 2012, Paciência was placed under care and maintenance. As the studies to resume operations progress, changes in mining methods and process routes may be considered in order to reduce operating costs. These changes may require capital expenditures. Jaguar will continue to study improvements to resume cost effective operations.

Environmental Conditions

Jaguar has all the necessary environmental licenses for the operation of the Paciência mining complex.

38

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

Once operations recommence, it is anticipated Paciência will have an effective mine life of 10 years. This figure considers Mineral Reserves and Measured and Indicated Resources.

Markets

The gold produced at the Paciência operation during 2012 was transported to São Paulo for refining and sale on a semi-monthly basis at market prices.

Caeté Mining Complex

Property Description and Location

The Caeté mining complex, which includes the Pilar and Roça Grande mines and the Caeté Plant, is located in the state of Minas Gerais, Brazil, 50 kilometers to 100 kilometers east of the city of Belo Horizonte. The property is comprised of 9,156 hectares of mining and exploration concessions. The property is owned through Jaguar’s wholly-owned subsidiary, MSOL.

In December 2003, Jaguar acquired the Santa Bárbara property, which includes the Pilar mineral concessions, from Vale. In November 2005, Jaguar entered into a mutual exploration and option agreement with Vale with respect to seven concessions, known as the Roça Grande concessions, located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle. The contract between Jaguar and Vale provided Jaguar with the exclusive right over a 28 month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the Vale properties if the studies supported economical mining operations. The contract granted corresponding rights for Vale to explore the Jaguar property for iron and acquire mineral rights in the property during a three-year period. In November 2007, Jaguar notified Vale of its intent to exercise the option to acquire all seven Roça Grande concessions. The final transfers of the Roça Grande concessions to Jaguar were concluded in December 2010 and August 2011.

The mining concessions related to Caeté’s Roça Grande and Pilar mines are in good standing. Jaguar has all the necessary environmental licenses that are required for the operation of the mining complex.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Roça Grande and Pilar mines are located in the municipalities of Caeté and Santa Bárbara, respectively, in the state of Minas Gerais, Brazil. Caeté (35,000 inhabitants) and Santa Bárbara (30,000 inhabitants) are comparable towns, located 55 kilometers and 100 kilometers, respectively, from Belo Horizonte.

The towns have good urban infrastructure, including banks, hospitals, schools and general commerce. Skilled labor is readily available.

The properties can be accessed via a federal highway and state paved roads. A partially paved 27-kilometer secondary road is used to transport Pilar ROM to the Caeté Plant.

Annual rainfall in area averages between 1,300 millimeters and 2,300 millimeters, 84% of which falls during the rainy season between October and March. December and January present the most intense precipitation. Winds, predominantly from the south and southeast, have a low average speed (<1 m/s). The annual average temperature is slightly above 20ºC. Air humidity ranges up to 90% even in the summer months. Annual average evaporation is approximately 934 millimeters.

39

Power to the project site is currently supplied by CEMIG. Emergency power is provided by diesel back-up generators.

History

Jaguar acquired the Pilar property from Vale in December 2003 and in November 2005, the two companies entered into a mutual exploration and option agreement with respect to the Roça Grande mineral concessions.

Jaguar initiated exploration activities at Pilar in 2006 and initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande concessions created an opportunity to develop an expanded project, with greater plant capacity to receive ore from several mineral properties.

During 2007, a number of key events occurred with respect to the Caeté Project. Jaguar completed a scoping study, received the Implementation License for the Project, secured the power contract for the start-up and commissioned TechnoMine to prepare a NI 43-101 technical report on the Caeté Project resources, which was completed during the year.

In September 2008, expansion plans at the Caeté Project continued as TechnoMine completed the NI 43-101 feasibility study technical report. By the end of the third quarter in 2008, all necessary permits and licenses for the construction and commissioning phase of the Caeté Project had been received and Jaguar initiated civil works for the milling and treatment circuits.

In November 2008, due to the decline in gold prices, the financial markets and worldwide equity values, including the gold sector, Jaguar temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward. Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Mine was temporarily suspended; however, development at the Pilar Mine continued.

In December 2008, Jaguar began transporting ore by truck from the Pilar Mine to the Paciência Plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.

In March 2009, Jaguar completed a Cdn.$86.3 million equity offering, the proceeds of which were primarily used to restart development and construction at Caeté. During 2009 and part of 2010, Jaguar focused on the implementation and construction of the Caeté Project. The Caeté Plant was commissioned in June 2010. The first gold pour was conducted in August 2010 and commercial production was declared in October 2010. Capital expenditures for the Caeté Project totaled US$127 million.

In October 2010, TechnoMine completed an amendment to the 2008 feasibility study, which consisted of an enhancement of the process route and updated Mineral Resource and Reserve estimates afforded by an increase of the gold price over the life of mine (“LOM”).

In June 2011, Jaguar filed a NI 43-101 compliant technical report prepared by TechnoMine on a number of targets located within the Caeté mining complex. This technical report added 159,250 ounces of Measured and Indicated Resources and 92,040 ounces of Inferred Resources for the Caeté mining complex.

During 2012, an operational review of the Caeté operation determined that operational overhead could be reduced and productivity improved without impacting long-term production capability. It was also determined to transition the operation to smaller ore and waste development headings, reduced stope dimensions and new ground control methodologies in order to improve head grade over historical results through reduced dilution. The new ground control methodology is progressing and work is ongoing on the transition toward smaller heading. The changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for increased and more predictable ounce production.

Gold production at Caeté increased slightly in 2012 to 54,996 ounces from 54,783 ounces in 2011.

40

Geological Setting

Shortly after the Portuguese discovered Brazil in 1500, Portuguese explorers known as Bandeirantes ventured into the interior of the country from Rio de Janeiro and Salvador and discovered alluvial gold in the mid-16th century. Later on, the Bandeirantes ventured into the country’s interior primarily from São Paulo. Gold found in stream drainages in several parts of the Iron Quadrangle was a major factor in the development of the region. During the 17th and 18th centuries, an era commonly referred to as the Brazilian Gold Cycle, mining in the Caeté and Santa Bárbara region included numerous moderate size mines, such as Gongo Soco, Cuiabá, Taquaril, São Bento, Santa Quitéria, Pary, Luis Soares, Juca Vieira, and Brumal.

The Iron Quadrangle was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production. Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, most of which was hosted by Archean or Early Proterozoic banded iron-formations contained within greenstone belt supracrustal sequences.

The ore bodies, which are 15 kilometers apart, are emplaced in Archean age meta volcanic and meta-sedimentary rocks of the Nova Lima Group, folded and sheared along a NE-SW regional trend.

1.	Pilar

The Pilar Ore Body is located at the basal unit of the Nova Lima Group, a unit with a predominance of meta-mafic and meta-ultramafic rocks with layers of the meta sediments clastic and chemical. The volcanic rocks predominantly consist of talc schist, meta-basalts, meta-dunites, meta-peridotites and serpentinites. Secondarily, schist occurs with variable amounts of carbonaceous material, sericite, carbonate, chlorite, and quartz. BIF and meta-chert layers are hosted in the meta sediment.

In these layers it is possible to measure the original bedding, with variable directions due to folds, an average axis approximately 135º/45º. The main BIF layer mapped in the Pilar site is continuous, with length in excess of 10 kilometers and width variable between 5 meters to 50 meters. At the north extremity of this layer a big fold was mapped, known as São Jorge. On surface, the fold nose contains an increased concentration of gold mineralization related to weathered sulfides and quartz veining (found underground in pyrite, pyrrhotite, and arsenopyrite). This was the main area mined in the past by the Bandeirantes.

Another important feature of the mineralization is a strong hydrothermal alteration related to a NW shear zone and modifying the original composition. Large quantities of sericite, chlorite, carbonate, silic, and sulfides were included in the system. Gold was intruded in the late stages of alteration.

A preliminary interpretation of the gold mineralization in those areas suggests that in the first phase, initial gold and BIF horizons were deposited simultaneously. Later, due to tectonic events (shearing, folding and faulting), more gold was intruded in the system and also a remobilization and concentration occurred, creating ore shoots. The regional foliation (S2) is very well preserved in all schists showing regular direction, as N30º -50º E / 40º -65º.

At the western border of the Pilar site, the older rocks (talc schists) were transported over the younger rocks by an inverse fault (thrust fault).

2.	Roça Grande

In the Roça Grande site, the dominant rock types are meta-volcanoclastics and tuffs, represented by quartz-sericite-chlorite schists with variable amounts of carbonaceous material, BIF, metacherts, and graphitic schists. This site is located in the upper unit of the Nova Lima Group. The bedding is well defined by the iron carbonate and siliceous layers found in the BIF horizons, with an average strike of N70º E, dipping about 30º SE.

Folds are very common and present a regular fold axis azimuth approximately 110º/30º. Two important BIF horizons are recognized at the Roça Grande site. They are roughly parallel and are called Structures 1 and 2. The North Structure (Structure 1) hosts the RG-01 mineralized body and the South Structure (Structure 2) hosts the RG-02, RG-03 and RG-06 mineralized bodies. The RG-07 mineralized body is located immediately in the hanging wall of Structure 1.

41

All rocks examined in the Pilar and Roça Grande Ore Bodies were subjected to different degrees of hydrothermal alteration that resulted in the development of carbonate, chlorite, sericite haloes, and quartz veins. Disseminated sulfides (pyrite, arsenopyrite, stibnite, pyrrhotite, and chalcopyrite) in the quartz veins are common.

Deposit Types

The gold metallogeny in the Iron Quadrangle is complex. Three types of deposits are the major sources for gold in the region. Initially, during the deposition of the Archean Nova Lima Group greenstone belt rocks, sea floor volcanic exhalative processes produced BIF and chert that hosted syngenetic sulfide-rich gold deposits. Subsequently, these greenstone belt rocks were deformed and epigenetic shear zone-related gold deposits were formed. The source of the gold for these epigenetic deposits was quite possibly remobilized gold from the syngenetic exhalative deposits. Most of the gold in the Iron Quadrangle has come from these first two deposit types. The third type of gold deposit is hosted by silicified and carbonatized schist within shear zones. All three deposit types are almost uniformly coplanar with the regionally dominant foliation of NE-SW and a lineation within the foliation that plunges to the southeast at generally moderate angles.

Mineralization

Gold in the Pilar and Roça Grande ore bodies occurs dominantly as sulfidized zones with quartz veins or millimiter to centimeter scale sulfidized layers and lenses within sheared banded iron formations and metacherts, in disseminations or concentrated in fold hinges.

Gold is present in fine grains mainly associated with arsenopyrite and less with pyrite and pyrrhotite. Locally, coarse gold, on a millimeter scale, is found in fractures or in the border of the quartz veins. A significant amount of gold is also emplaced in sulfidized quartz-sericitic-carbonatic lenses resulting from hydrothermal activity within shear zones.

Both types of gold are found in the Pilar and Roça Grande ore bodies. Gold mineralization at Pilar is observed equally in both types. At Roça Grande, gold mineralization is more commonly associated with the BIF horizons. Only in the RG-07 mineralized body can gold be found in quartz veins hosted by sericite (chlorite) schist associated with E-W shear zone. In the RG-01, RG-02, RG-03, and RG-06 mineralized bodies, the gold mineralization is developed roughly parallel to the original bedding and is related to centimeter bands of massive to disseminated sulfides. The RG-07 ore body is located inside the E-W shear zone. All mineralized zones have dimensions variable between 80 meters to 300 meters in width and two meters to ten meters in thickness and all are open at depth.

Three mineralized sectors were defined at Pilar: São Jorge, SW, and PMS-15. São Jorge is the most important sector and the mineralization occurs associated with BIF and with quartz veins in the same proportion. In the SW mineralized sector, all the ore zones are related with BIF while the PMS-15 mineralization occurs inside a shear zone with quartz veins and small pieces of the BIF (breccias). Gold is directly associated with massive and disseminated sulfide, subordinately, it can be found as free/visible in quartz.

Exploration

1.	Pilar

In 2004, Jaguar started an exploration campaign at the Pilar property in order to complete a mineral resource evaluation in accordance with NI 43-101 guidelines. The exploration effort comprised three phases as follows:

Phase 1: After interpretation of the available data, an exploratory diamond drilling program was performed to test the control and the continuity of the mineralization to 200 meters below the surface. Ore bodies were mainly ore-shoots within the BIF. The holes intercepted several significant mineralized intervals and pointed out the need for additional investigation of the structural geology of the area. During this phase, 6,489 meters were drilled in 36 diamond drill holes.

42

Phase 2: Diamond drill holes tested the structural control and the continuity of the mineralization to 300 meters below surface. The ore bodies were both ore-shoots within BIF and ore-shoots within the shear zone. In this phase, 12,926 meters in 41 holes were drilled.

Phase 3: This phase included underground exploration and underground and surface diamond drilling. The objective was to open up and sample the ore bodies at level 693 meters above sea level with the help of infill underground drilling. Surface drilling is oriented to gain more data on structural control and in detailing the main ore-shoots. Through December 2010, Jaguar completed a total of 10,390 meters in ramps and drifts, underground drilling totaling 11,200 meters in 180 holes to detail the ore bodies at levels 1, 2 and 3 and surface drilling totaling 10,186 meters in 19 holes.

Late in 2010 and during 2011, Jaguar completed an underground drilling program to investigate the down plunge continuity of the mineralization between levels 4 and 10 at the Pilar Mine. A total of 12,574 meters in 44 drill holes were completed, confirming the extension at depth of the ore bodies.

2.	Roça Grande

Jaguar has drilled intensively at the Roça Grande ore body. Four mineralized bodies named RG-01/07, RG-02, RG-03, and RG-06 were selected for infill diamond drilling and underground exploration started in the RG-01/07 body. The following has been completed through December 2010:

-	RG-01/07: 10,625 meters in 111 surface and underground drill holes and 5,906 meters in ramps and drifts
-	RG-02: 16,580 meters in 59 surface drill holes and 1,168 meters in ramps and drifts
-	RG-03: 9,407 meters in 56 surface drill holes
-	RG-06: 7,954 meters in 55 surface drill holes

During 2011, Jaguar completed 9,983 meters in 71 drill holes at the RG-01/07 body as part of an underground infill drilling program.

Drilling

1.	Pilar

MSOL started exploratory works at Pilar in 2004 and has since been actively drilling from the surface and from underground drifts. From the surface, three sectors of the ore body, Pilar Sul, São Jorge, and São Jorge Extensão were drilled first in exploratory and now in locally detailed grids. Drill hole lengths range from 41 meters to 841 meters. Core diameters are consistently HQ from surface through the weathered rock to bedrock. At one to three meters into bedrock the holes were reduced to NQ diameter to the final depth.

Drill collars were set out by GPS or theodolite surveys. All holes were drilled within three meters of the planned location. Azimuth and inclination for angle holes were set by brunton compass, deemed accurate to within 2º azimuth and <1º inclination. Following completion of the holes, the collars were surveyed with theodolite and cement markers emplaced. Downhole surveys were completed on 90% of the holes using Tropari (Phase I) or Sperry-Sun and Maxibor equipment (Phases 2 and 3).

Underground drilling is ongoing and is being used as a guide to search for and to detail mineralized bodies laterally to the opening of the drifts. Drill hole lengths range from seven meters to 156 meters in BQ diameter. Collar location, orientation and downhole surveys follow the same system above.

Drilling results have confirmed the continuity and the configuration of the mineralized bodies, which are still opened at depth and in the SSE direction.

43

Roça Grande

Jaguar started diamond drilling at the Roça Grande ore body in August 2006. Following the completion of the first exploratory holes drilled at the RG-01/07, RG-02, RG-03, and RG-06 mineralized bodies, Jaguar carried out an infill program to detail these mineralized bodies.

Hole lengths ranged from 40 meters to 559 meters. Holes were located to investigate the mineralized bodies continuity laterally and at depth. Core diameters are consistently HQ from surface through the weathered rock to bedrock. At one to three meters into the bedrock the holes were reduced to NQ diameter until the final depth.

Drill collars were set out by theodolite or GPS surveys. All holes were drilled within three meters of the intended planned location. Azimuth and inclination for the angle holes were set by brunton compass, deemed accurate to within 2º azimuth and <1º inclination.

Following completion of the holes, the collars were surveyed with theodolite and cement markers emplaced. Downhole surveys were completed on all holes with more than 100 meters in length using Maxibor equipment.

During 2008, Jaguar completed 31,501 meters of drilling for a total of 92 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2009, Jaguar completed 8,650 meters of drilling for a total of 53 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2010, Jaguar drilled a total of 9,649 meters in 84 surface drill holes at some of these targets. Late in 2010 and during 2011, Jaguar completed an underground drilling program at the Pilar Mine to confirm the continuity of the structure down to Level 11, approximately 860 meters from surface. A total of 12,574 meters were completed in 44 holes from this new exploration drift. Significant intercepts of gold mineralization have been identified at depth, confirming the down plunge continuity to 250 meters below current mining levels. During 2012, underground delineation drilling at the Pilar and Roça Grande mines totaled 30.4 kilometers.

During the third quarter of 2012, Jaguar completed a first-stage diamond drilling campaign at the Moita target, located four kilometers NW of the Caeté Plant. This campaign, which comprised of 1,115 meters in 16 drill holes, was performed to test a 400 meters by 50 meters mineralized zone delineated by soil sampling and trenching, within hydrothermally altered metasediments hosted by a shear zone. Drilling results confirmed the SE down-plunge extension of the mineralization.

The Company intends to update the NI 43-101 compliant resource estimate for the Caeté mining complex during 2013, which will include additional drilling completed during 2011 and 2012.

Sample Preparation, Analysis and Security

Detailed documentation on the diamond drilling logs and gold sample analysis is available for both ore bodies in hard copy files. The majority of the drilling completed on the deposits prior to Jaguar’s acquisitions was performed under Vale’s control and the methods utilized conformed to standard industry practices from 1989 through 2003. Gold analyses were made internally in the Vale laboratory - SUTEC (Superintendência de Tecnologia da Companhia Vale do Rio Doce).

Channel sampling carried out by Jaguar was restricted to the drifts of the Pilar and RG-01/07 ore bodies and locally, on the surface, in the open pits RG-02 and RG-06 excavation made by Vale and at old works in the RG-01/07.

First, the surface was cleaned with a hoe, exposing the material by scraping it. Underground, the drift’s walls were cleaned with water. Next, structures were mapped, lithologic contacts were defined, and samples were marked so that no sample had more than one lithology. Typically, the samples had a maximum length of one meter and weighed between one and two kilograms.

44

Channel samples consisted of manual openings of channels, with lengths ranging from 50 centimeters to one meter, average widths between five centimeters to ten centimeters, and about two and three centimeters deep, using a hammer and a steel pointer crowned by widia or a small jackhammer. Underground, the channel samples were collected starting at the floor level on one side, going over the drift section to the floor on the opposite side.

An aluminum tray or a plastic canvas was used to collect the material. The samples were then stored in a plastic bag and identified by a numbered label, which was protected by a plastic cover and placed with the sample. At the sampling site the samples were identified by number sequence painted in the drift walls. The sample locations were surveyed by theodolite.

The following are the diamond drill core sampling procedures adopted by Jaguar.

Surface drilling is being executed by drilling contractor Mata Nativa and underground drilling is being carried out by Jaguar’s team. Surface drill holes are being drilled with HQ and NQ tools and underground holes drilled with BQ diameter.

The drill holes executed to evaluate the ore body have their deviations measured by Maxibore down the hole survey equipment.

The cores are stored in wooden boxes of one meter in length with three meters of core per box (H diameter) or 4 meters of core per box (B or N-equivalent diameter). The hole number, depth and place are identified in the boxes by an aluminum plate in front of the box and by a water-resistant ink mark on its side. The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates. All core intervals selected for sampling have been sawed into equal halves. One-half is then collected for analysis and one-half kept in the core box for storage.

Samples were prepared, partially at the SGS laboratories in Belo Horizonte and partially at Jaguar’s laboratory, by drying, crushing to 90% minus two millimeters, quartering with a Jones splitter to produce a 250-gram sample, and pulverizing to 95% minus 150 mesh. Analysis for gold was by standard fire assay procedures, using a 50-gram or 30-gram sample with an AA finish.

Analytical results were forwarded to Jaguar by email, followed by a paper copy.

Both SGS and Jaguar laboratories used identical sample preparation and analysis. The SGS laboratory has been assessed by ABS Quality Evaluations, Houston, Texas, and found to be in compliance with ISO 9001.

Mineral Resource and Reserve Estimates

Caeté has an estimated 17,895,130 tonnes of Measured and Indicated Mineral Resources at an average grade of 3.31 grams per tonne totaling 1,906,350 ounces of gold and 5,620,040 tonnes of Inferred Mineral Resources at an average grade of 3.19 grams per tonne totaling 575,660 ounces of gold.

Proven and Probable gold Reserves, which are included in the reported Mineral Resource estimate, are estimated at 10,310,580 tonnes at an average grade of 2.76 grams per tonne totaling 913,730 ounces.

Mining Operations and Metallurgical Process

Caeté’s mining complex is composed of two underground mines (Roça Grande and Pilar) that primarily utilize the “cut-and-fill” mining method as well as “sublevel stoping” in some areas. The cut-and-fill method allows for mining selectivity during ore breaking, high recovery, and stability of openings and of the mine as a whole. It also improves environmental conditions by reducing the amount of waste and tailings disposed on the surface.

The Roça Grande mine is divided into levels at 75 meters vertical spacing. The Pilar mine is divided into levels at every 75 meters. Between levels, there is a five-meter-thick horizontal sill pillar at the Roça Grande mine’s RG-02 and RG-03 ore bodies, and a three-meter-thick pillar at Roça Grande’s RG-01 and RG-07 ore bodies and at the Pilar mine. This design is in accordance with the geomechanical study. A 15-meter-thick crown pillar separates stope top from the surface in addition to structural roll.

45

Drifts within the ore are developed from the main access ramps to the mineralized ore bodies to expose the hanging wall and the footwall. Drilling is carried out by hydraulic single or twin boom jumbos, the blasted ore/waste is loaded by five cubic yard bucket LHD wheel loaders and hauled by 20-tonne trucks to the Caeté Plant.

When the excavation of the first vertical slice reaches the entire length of the body, the hydraulic backfill process utilizing detoxified metallurgical plant tailings and/or waste will start. At first, a draining bund will be built with waste to contain the backfill. After a draining period, the backfill surface at Roça Grande will be leveled and another drilling and blasting cycle will start. Until the crown pillar that separates the underground mine from the surface or until the sill pillar of the next panel is reached, the mine will operate according to the following cycle: drilling, blasting, ventilation, loading, hauling, and backfilling.

Ore produced from the mines is transported to the 2,200 tonnes per day capacity Caeté Plant, which is adjacent to the Roça Grande mine. The Caeté Plant was declared commercial during the third quarter of 2010.

The mineral processing route consists of the following sequence of macro-unit operations:

Block 1: 100% of the total mill feed (solids) – no cyanide addition.

-	Crushing and screening;

-	Grinding, cycloning and gravity concentration;

-	Flotation of the gravity tailings;

-	Backfill plant fed by the flotation tailings (about 90% of the total mill feed).

Block 2: 10% of the total mill feed (solids) – cyanide leaching.

-	Regrinding, cycloning and thickening of the flotation concentrate;

-	Conventional leaching and ADR CIP;

-	Reground/thickened flotation concentrate;

-	Recovery by an EW circuit after elution (desorption) of the CIP loaded carbon;

-	Cyanide destruction plant for the leaching tailings pulp.

The overall metallurgical recovery (gravity separation/flotation/leaching/ADR) is 91.9%. The metallurgical recovery is based on testwork carried out by Dawson and Knelson.

The Caeté Plant includes five main units: three-stages crushing and screening, grinding, gravity separation, and cycloning, flotation, regrinding-thickening-hydrometallurgy, consisting of a leaching line of the flotation concentrate and an ensuing CIP - ADR circuit, a backfill plant and cyanide-free tailings disposal. The CIP detoxified (hydrogen peroxide) tailings pulp is conveyed to the geomembrane-sheeted Moita tailings dam. Gold recovery is performed by a conventional elution and EW circuit. The cyanide-free flotation tailings feed a backfill plant (cycloning), the overflow of which is thickened for water recovery, while the high-density underflow stream conveyed to a bare (nonlined) tailings dam (former RG-02 open pit). The underflow (68% solids by weight), corresponding to about 56% of the ROM tonnage is directed to the underground mines (Roça Grande and Pilar) and disposed jointly with mining waste.

A three-stage crushing and screening plant feeds crushed ROM into a surge pile equipped with four belt feeders for a ball mill, in closed circuit with a cyclones cluster, a gravity concentration (Knelson XD-40), and intensive cyanidation (Acacia) of the concentrate. The cyclone overflow feeds the flotation plant consisting of fourteen 500- cubic foot conventional flotation cells. The reground-thickened flotation concentrate feeds a conventional leaching and ADR CIP circuit. The CIP tailings pulp, after detoxification with hydrogen peroxide, is conveyed to the Moita geomembrane-sheeted tailings dam. Gold recovery is performed by a conventional elution and EW circuit.

The hydrometallurgical route starts at the flotation plant, which is fed by the grinding plant circuit-closing cyclones overflow. A leaching CIP ADR circuit of the reground flotation concentrate ensues. The process finishes with the smelting of cathodes into gold bullion by means of an induction furnace.

46

Environmental Conditions

Jaguar has all the necessary environmental licenses for the operation of the Caeté mining complex.

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

Based on the current mine plan, mining operations at Caeté will continue through 2025. This figure considers Mineral Reserves and Measured and Indicated Resources.

Markets

All gold produced at the Caeté operation is transported to São Paulo on a weekly basis for refining and sale at market prices.

Gurupi Project

Property Description and Location

The Gurupi Project is located in the state of Maranhão, Brazil. MCT controls the Gurupi Project through a total of 33 mineral concessions totaling 141,525 hectares. The Cipoeiro and Chega Tudo deposits, which were the subject of a January 2011 feasibility study filed by Jaguar, are located in two of these 33 mineral concessions. No commercial production of gold has taken place on the Gurupi property.

The mineral rights (applications for mining concessions) in connection with the Cipoeiro and Chega Tudo deposits are in good standing.

The Cipoeiro and Chega Tudo deposits are located in an area that belongs to the National Institute of Colonization and Agrarian Reform (“INCRA”). Jaguar filed a request for release of land tenure from INCRA in February 2010. On December 28, 2010, INCRA issued a ruling that entitles Jaguar to start negotiations with landowners and settlers. Jaguar has carried out a socioeconomic evaluation in the area and completed a comprehensive resettlement project that has been well received by the landowners and settlers.

In addition to statutory royalties based on gold production paid to the Brazilian government, Jaguar will be required to pay a 0.75% NSR to Rio Tinto Desenvolvimentos Minerais Ltda. (“Rio Tinto”) on gold production from six mineral concessions, including Cipoeiro. On December 28, 2012, Jaguar received notice that Rio Tinto had transferred its royalties rights to Vaaldiam Mining Inc.

Jaguar will also be required to pay a sliding scale NSR, which is based on gold price and covers 27 mineral concessions, including Chega Tudo, to Franco-Nevada Corporation (“Franco-Nevada”) as follows:

Scale of Franco-Nevada NSR
US$/ounce	(%)
0-250	0.00
250-300	0.30
300-359	0.40
350-400	0.75
>400	1.00

47

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Gurupi Project is accessed via the Maracaçumé - Chega Tudo village road, a single lane municipal dirt road. A paved highway, which connects São Luís to Belém, is located approximately 60 kilometers from Gurupi. The international airport of Marechal Cunha Machado is located in São Luis, the state’s capital located 500 kilometers to the northeast of the Gurupi Project. The city of Belém, which is located 383 kilometers from the Gurupi Project, has an international airport with direct daily flights to the United States. There is a small airstrip for light passenger aircraft near the town of Maracaçumé. The São Luis port receives about 50 ships per month and is equipped to handle supplies for the project. Skilled labor is expected to be available upon commencement of mining operations.

The climate is equatorial, dry in winter, and with a rainy period in summer (December to May). Average monthly temperatures range from 25.8°C in March to approximately 27.4°C in October and November. Temperature extremes range from 17.2°C to 37.7°C. Rainfall in the area can range between 1,200 mm and 3,200 mm, averaging 2,000 mm. Climate conditions permit year-round mining operations. Exploration field seasons are usually limited to the dry season as activities can be dependent on rainfall intensity.

The terrain surrounding the deposits is adequate for construction of all required facilities, including administration, camp, mine, plant, tailings and rejects, and waste rock disposal facilities. Jaguar is currently in negotiations with the local farming and garimpeiro communities to complete agreements with regards to the necessary surface rights for project construction.

Power to the project site is currently supplied by the local utility company CEMAR. For development and operations, power will be delivered at 230 kV via a new overhead line sourced from the SE Encruzo substation, a total distance of about 40 km. Emergency power will be provided by diesel backup generators. In December 2010, Jaguar filed an application with the Ministry of Mines and Energy (“MME”) to receive a connection to the national 230-kV transmission network. On June 14, 2011, The MME granted the authorization to connect to the national 230-kV network via a 40-km 230-kV transmission line to be constructed by Jaguar, which will link the project substation to the existing Encruzo Substation.

Fresh water to the future plant will be provided by the Gurupi River, which is about 14 kilometers from the future plant site. A water treatment system will be installed at the plant site to provide proper potable water supply.

The physical relief in the project area varies from virtually flat to low rounded hills with about 30 meters of relief. Secondary-growth tropical bush and open grass lands cover the vast majority of the area. Most of the area adjacent to the site is used for cattle ranching, farming, and logging activities. Chega Tudo and Cipoeiro areas are crossed by small intermittent streams and have rural villages on the margins of the northern extent of the mineralization.

History

Gold was first discovered in the project area in the 17th century by colonial settlers. During the early 1900s and again in the mid-1980s, intermittent small-scale production took place as part of a region-wide rush of artisan miners, known in Brazil as garimpeiros. Gold was mined from oxidized weathered material, including alluvium, saprolite, and saprolite-hosted quartz veins, mostly from open pits limited to about 40 meters in depth. Underground excavations have been of much lesser importance. Historical records do not exist. However, the production of about 200,000 ounces of gold has been estimated over the past century or so through these small-scale efforts.

CNM Companhia Nacional de Mineração Ltda. (“CNM”), a wholly-owned subsidiary of TVX Gold Inc. (“TVX”), commenced exploration in the project area in 1994. Later that year, a joint venture between TVX and Santa Fe Pacific Gold Corp. (“Santa Fe”) was established.

CNM first drilled the Chega Tudo deposit by targeting the known garimpo pits in the vicinity of the Chega Tudo village. At Cipoeiro, mineralization was first drilled in late 1996 following the onset of garimpeiro activity. From 1994 to 1997, exploration work programs comprised soil, saprolite, rock chip and channel sampling, information acquisition from airborne-photogrametry programs, topographic data generation, ground magnetic geophysical surveys, reconnaissance geological mapping, airborne magnetic and gamma-ray surveys, core and reverse circulation (RC) drilling, and metallurgical testwork.

48

In 1997, Newmont purchased Santa Fe and assumed control of the project. Between 1997 and 2000, Newmont conducted exploration work, including geological mapping, geochemical sampling, airborne electromagnetic (“EM”) survey, ground magnetic and induced polarization (“IP”) surveys, diamond drilling and RC drilling, core re-logging program, metallurgical testwork with a strong focus on comminution indices, construction of geological models, and estimation of mineralized bodies’ resource grades and tonnages.

In 1999, TVX entered into a strategic business partnership with Normandy Mining Ltd. (“Normandy”), forming TVX Normandy Americas, which controlled the project.  In 2002, Newmont acquired Normandy.  As a result, TVX Normandy Americas became 49.9% owned by Newmont and 50.1% owned by TVX.

In 2003, TVX purchased Newmont’s interest in TVX Normandy Americas for US$180 million. Also in 2003, TVX, Kinross and Echo Bay Mines Ltd. (“Echo Bay”) merged and the resulting entity, Kinross, took ownership control of the project.

Kinross completed infill and definition core drilling programs at the Chega Tudo and Cipoeiro targets, metallurgical testwork, and bulk and solids density determinations. In 2005, an unpublished feasibility study was commissioned and completed by AMEC. The AMEC feasibility study envisioned mining to be performed by conventional open pit techniques, while the process route considered a primary crushing, semi-autogenous grinding mill, ball milling, and a stripping and EW plant following a leaching-CIP circuit.

From 2006 through 2008, Kinross resumed mineral exploration with the intention of investigating other potential targets that could increase mineral resources.

In 2009, Jaguar entered into negotiations with Kinross to acquire the project and commissioned PAH to conduct a review of mineral resources, which was completed in early December 2009. On December 2, 2009, Jaguar acquired 100% of MCT, which holds all of the mineral licenses for the Gurupi Project, from an indirect wholly-owned subsidiary of Kinross. Jaguar satisfied the US$39 million purchase price for MCT by issuing 3,377,354 common shares in the capital of Jaguar to Kinross, representing approximately 4.07% of Jaguar’s outstanding common shares (on a non-diluted basis) as of the date of the acquisition. Shortly thereafter, Jaguar commissioned AMEC to prepare a prefeasibility study to identify cost-saving areas and to identify additional requirements for a feasibility study. AMEC’s prefeasibility study was completed in May 2010. Subsequently, Jaguar commissioned TechnoMine to conduct a feasibility study, which was completed in January 2011.

In early January 2012, Jaguar received the LI, which authorizes the construction of the processing plant for the project. The LI was a critical step in the development of the Gurupi Project and brings the Company closer to being able to realize the full value of its assets in Northern Brazil. The licensing decisions for the Gurupi Project’s mining operations, tailings management facilities and other infrastructure are pending subject to the Company’s acquisition of surface land rights. The Company is engaging in negotiations with land holders.

Geology and Mineralization

The Gurupi Project area lies within an elongate northwest–southeast-trending shear zone developed along the boundary between a Lower Proterozoic metamorphic belt (Gurupi greenstone belt) and the southwestern margin of the Archaean São Luis craton. Most of the gold deposits and showings of the Gurupi greenstone belt, including Chega Tudo and Cipoeiro, are hosted in structures associated with the strike-slip, sinistral Tentugal shear zone. The project deposits are considered to be typical of mesothermal vein-style, or orogenic-style gold deposits.

Chega Tudo is hosted in a dacite metavolcanic unit. Intrusive gabbro, extrusive andesite, and arkosic arenite rocks are in structural contact with the dacite. Rocks in the deposit area have been widely affected by hydrothermal alteration. Mineralization is emplaced mainly in dacite and found solely within zones of quartz–sericite–pyrite alteration and is closely related to the amount of pyrite introduction. Typically, mineralization forms en-echelon pods elongated with the shear foliation and persisting for tens to hundreds of meters of strike and a similar distance down dip. These northwest-trending, steeply southwest-dipping mineralized zones range from a few meters to as much as 30 meters in width and can form multiple pods that can be as much as 100 meters wide.

49

Two main litho-types are recognized at Cipoeiro, a tonalite and an arkosic fine-grained arenite with thin quartz–pebble conglomerate layers. The primary mineralization is hosted by a coarse equigranular intrusive of tonalitic composition. The hydrothermal system at Cipoeiro was chemically similar to Chega Tudo’s. Silica flooding and replacement of the tonalite is more intense and more widespread than seen in the metavolcanics at Chega Tudo. However, gold remains most closely associated with sulfide (pyrite) introduction and quartz–sericite alteration. Two zones of mineralization have been defined, the Contact Ore Zone on the south and the Blanket Ore Zone to the north. The zones are separated by the Central Fault Zone (CFZ).

Exploration

TVX, Santa Fe, Newmont and Kinross conducted exploration activities on the Gurupi Project, including the acquisition of an airborne photogrammetry base, topographic data, reconnaissance, regional and detailed geological mapping, soil, saprolite, rock chip and channel sampling, ground and airborne geophysical surveys, reverse circulation (“RC”) and diamond drilling, mineralization characterization studies and metallurgical testing of samples. Petrographic, fluid inclusion, stable isotope studies, and density measurements on the different lithologies were also carried out.

During 2004, Kinross performed a two meter resolution topographic survey of the garimpeiros’ pits. Topography was checked based on field surveys completed by licensed Brazilian surveyors using modern survey instruments. The field surveys confirmed the current limits of the garimpeiros’ pits in the topographic surface.

Regional and detailed geological mapping was completed in several phases. Map scales varied from regional (1:50,000) to local (1:500). Regional scale mapping was based on a photogrammetry base; prospect-scale mapping used grids for control. Map results were used to identify areas of quartz veining, alteration, and sulfide outcrop that warranted additional work. Interpretation of air photos was used to vector into areas that required more detailed geological mapping and sampling.

Soil, saprolite, rock chip and channel sampling were used to evaluate mineralization potential and generate targets for RC and diamond drilling. A total of 42,024 soil, rock chip, and saprolite samples were taken, primarily in areas of known garimpeiros workings. Channel sampling of the garimpeiros pits and excavations totalled 6,277 samples.

Airborne geophysical surveys, comprising magnetic, radiometric and EM data acquisition, treatment, and interpretation were used to vector into mineralization and generate targets for drilling programs. Surveys were performed by contract expert geophysical firms. The airborne magnetic and radiometric survey covered about 10,180 line km, in an area of about 1,900 km2. The EM Survey covered an area of about 497 km2, corresponding to approximately 2,655 line km. Airborne geophysical anomalies were checked on the ground using ground geophysics magnetics and IP surveys.

Ground surveys were performed by Newmont and Kinross personnel. Ground magnetic surveys were performed at Chega Tudo, covering 43 line km in an area of approximately 10 km2. A total of 64 line km of IP surveys were completed at Cipoeiro and Chega Tudo, covering a total area of 22 km2.

Geophysical surveying has been effective in mapping sulfide mineralization that could include gold mineralization associated with regional structural trends and associated splay structures.

The Brazilian Geological Service (“CPRM”) undertook detailed geological, mineralogical, isotopic and age-dating studies on the Gurupi Belt, which included generating chemical data for hydrothermal chlorites and stable isotope (O, H, C, S) compositions of silicate, carbonate, and sulfide minerals from the Chega Tudo and Cipoeiro deposits. These chemical and isotopic results, in addition to field, structural, and petrographic information, enabled the CPRM staff participating in the studies to discuss petrogenesis-related variables of the Cipoeiro and Chega Tudo deposits, including temperature and redox conditions of mineralization, as well as possible sources for fluids and metals. Such data have a major influence on metallogeny models for exploration, and therefore on exploration program layouts.

Five mineralization samples were examined using scanning electron microscopy to aid in gold mineralogy determinations. The results were used to define the Project’s mineralogy.

50

Drilling

Drilling on the Project has consisted of 448 core holes over 67,940.70 meters and 258 RC drill holes over 27,518.66 meters for a total of 706 holes drilled over 95,495.36 meters.

The RC holes were drilled using 3.5-inch (88.9 millimeters) rods with a nominal 4.5-inch (114.3 millimeters) diameter hole. RC samples were collected at regular one meter intervals in plastic bags at the sample cyclone. The entire sample was then transported back to the field sample preparation facility for drying, splitting and preparation.

Core diameters are consistently HQ (63.5 millimeters) diameter core from surface through the saprolite to bedrock. At depths of about one meter to three meters into bedrock the holes were reduced to NQ (47.6 millimeters) diameter to the final hole depth.

Core was transferred to wooden core boxes and brought to the Project core processing facility where it was photographed, logged for geological and geotechnical information, and sampled. Transportation of core boxes to the Newmont-built, well-organized and well-maintained core shed was done by the drilling company personnel or the drilling supervisor.

Logging of RC drill cuttings and core utilized standard logging procedures. Initial logging utilized paper forms, with manually-entered data into a database from the form.

Samples were geologically logged with a system for identifying lithologies, alteration assemblage, degree of ductile shearing, quartz veining, and sulfide content. Kinross added geotechnical logging to the program in 2003.

In 1998, Newmont relogged the drill core and select RC hole samples from Cipoeiro. The relogging focused on identifying and coding into a drill core sample database some key features associated with the mineralization, including sulfide percent, quartz–sericite alteration and shear foliation.

Drill cores were photographed prior to splitting and a photographic record is kept of all drill hole and core logs.

Drill hole collar coordinates were gathered during the 1990s drilling campaigns using hand-held GPS instruments.

Drill collars for the 2003 to 2008 drill holes were surveyed prior to the rig occupying the site and after completion of the hole. Surveys were performed using digital GPS and Total Station instruments. Only the final completed hole survey was used in the project database.

Down-hole surveys of core holes have been performed using Ezy-shot and Tropari instruments. RC holes were not typically down-hole surveyed.

Detailed measurements of core recovery have been routinely recorded on geological logs for virtually all the core holes.

Tonalite and dacite recoveries generally exceeded 95%. Although in near-surface, saprolitic material core recovery varied considerably, the overall recovery consistently exceeded 85% to 90%.

Drill holes have been drilled on oblique northeast–southwest 50-meter drilling fences, with holes drilled at 50-meter intervals along these sections.

At Chega Tudo, the majority of drill holes have angles between 40º to 60º to the southwest; however, due to restrictions on drill hole collar locations in areas close to Chega Tudo village, some drill holes were directed to the northeast. Several holes have been directed in slightly varied orientation to the fences. Mineralization at Chega Tudo typically dips approximately 80ºSW with a true thickness of 10–50 meters, comprising individual “lodes” ranging in thickness from 2–20 meters.

51

Drill holes within the Chega Tudo deposit are based on a grid line that has a baseline with a northwest–southeast orientation. Sections along the base line have irregular spacings, ranging from 25-80 meters. Drill holes are spaced along the lines at 30–60 meter spacings. Drilling that supports estimation comprises 42 RC holes over 3,426 meters and 83 core holes over 11,727 meters.

The majority of drilling directed at the Contact Zone mineralization within Cipoeiro has a 60º angle to the southwest. The drilling directed at the Blanket Zone has a variety of angle due to the varying dip of the deposit. Almost all of the drilling is directed to the southwest. At Cipoeiro, the Contact Zone dips to the NE at approximately 45º to 60º, while the Blanket Zone has a variable dip to the south between 10º to 50º.

The Cipoeiro drill holes fall within two drilling grids. The first grid, covering an area of 2,450 meters x 380 meters within the Contact Zone, has a base line that is oriented north–northwest–south–southeast. Section lines within the grid are irregular; line spacings range between 50 meters and 100 meters. Drill holes are typically spaced at 50 meters along the lines. The second grid covers the Blanket Zone and covers an area of about 1,100 meters x 600 meters. The grid base line has a north–northeast–south–southwest alignment. Section lines are spaced irregularly along the baseline, varying from 60 meters to 90 meters. Drill hole spacing along the lines ranges from 40 meters to 80 meters. Drilling that supports estimation comprises 40 RC holes over 4,086 meters and 124 core holes over 19,164 meters.

Between the third quarter of 2011 and the second quarter of 2012, Jaguar conducted a comprehensive diamond drilling campaign at the Chega Tudo and Cipoeiro deposits within the Gurupi Project. A total of 24,497 meters were drilled in 107 holes for 19,655 samples recovered. The drill results confirmed the extension of the mineralization to a depth of over 350 meters below surface at Chega Tudo and over 300 meters depth at Cipoeiro. Previous drilling programs, which included a total of 75,233 meters drilled in 543 holes, had confirmed the mineralization to depths of approximately 130 meters at Chega Tudo and 170 meters at Cipoeiro. Gold mineralization at both the Chega Tudo and Cipoeiro deposits remains open at depth.

Based on analysis of the recent drilling results, Jaguar increased its estimated Measured and Indicated Mineral Resources at its Gurupi Project by 40% to 3.52 million ounces of gold. The resources, stated at a cutoff grade of 0.21 g/t Au, include 46.66 million tonnes of Measured Resources at 0.72 g/t Au and 95.98 million tonnes of Indicated Resources at 0.79 g/t Au.

The Mineral Resource estimates for the Gurupi Project were carried out by Ms. Leah Mach, Principal Geologist, at SRK. Ms. Mach is an independent Qualified Person in accordance with NI 43-101.

Work on a revised feasibility study for the development of the Gurupi Project, which intends to incorporate the new drill results and resource estimates, is ongoing. However, it has been delayed as Jaguar continues to focus on completing the restructuring and implementation of the production programs at its operations in Minas Gerais.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the Gurupi concession includes 12 additional identified targets in 33 contiguous mineral rights totaling 150,605 hectares. These additional targets have not been included in any of the Company's Mineral Resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

During the third quarter of 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter (along the strike) mineralized sector of one of the 12 additional targets mentioned above. This target, known as the Mandiocal Target, is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure. The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW.

Sampling and Analysis

In 1996, Santa Fe established a sample preparation facility at the project site to handle the core, RC, and surface geochemical samples collected during exploration programs managed by Santa Fe and later Newmont. Company personnel were responsible for sample preparation from 1996–2000.

52

There is no record of the analytical laboratories prior to 1996. Core, RC, and surface geochemical samples (from the Santa Fe and Newmont programs (1996–2000) were dispatched to Nomos Análises Minerais Ltda. (“Nomos”) in Belo Horizonte, Brazil. Samples generated by Kinross exploration and delineation drilling programs between 2003 and 2008 were prepared and analysed by Lakefield–Geosol Laboratories (Lakefield), also in Belo Horizonte. Lakefield is independent of Kinross, and was ISO-certified at the time of analysis. Lakefield was acquired by the SGS Laboratory Group during 2004.

Check sampling has been undertaken by ALS Chemex, Bondar Clegg and Cone Laboratories.

Bondar Clegg was an independent, ISO-certified laboratory group that was acquired by ALS Chemex in 2001. The ALS Chemex laboratories maintain independence and ISO certification. Cone Laboratories certification at the time of analysis is unknown.

Extensive documentation for the sample preparation by Santa Fe and Newmont at the on-site laboratory preparation facility was reviewed for the purposes of the in-house AMEC 2005 feasibility study. Methods utilized conform to standard industry practices.

Drill core samples were crushed to minus 10 mesh; then a two kilogram split was pulverized to a nominal 90% passing 150 mesh using a ring pulverizer. An assay split of 250 grams was collected from the pulp and shipped to Nomos for a 50-gram fire assay digestion, and AA determination for gold. Results greater than 10.0 grams per tonne of gold were re-assayed with a gravity finish.

Kinross’ diamond core samples were prepared and assayed at Lakefield’s Belo Horizonte laboratory. The sample preparation and assay procedures were similar to those used by Santa Fe and Newmont. Samples were crushed and pulverized in their entirety to 95% passing 150 mesh using a ring pulverizer. A 250-gram sample pulp was then collected for analysis. Lakefield employed the same 50-gram fire assay digestion and subsequent AA determination method to complete each analysis.

Blank control samples were typically inserted into the sample stream. Review of the blank results performed by AMEC in 2005 indicated that the sample preparation process was free of contamination.

Entry of information into databases utilized a variety of techniques and procedures to check the integrity of the data entered. The current Project database is in MS Access. Geological data from early drilling programs were entered into spreadsheets in a single pass. Assays were received electronically or by disc from the laboratories and imported directly into the database. Drill-hole collar and down-hole survey data were manually entered into the database.

Data were verified prior to geological modeling and mineral resource estimation by means of in-built program triggers within the software. Checks are performed on surveys, collar co-ordinates, lithology data, and assay data.

Documentation for the pre-Kinross programs is generally available, but not comprehensive. Typically, geological logs, and analytical data are preserved for all drill holes; however collar data is partially missing.

Paper records were kept for all Kinross assay and QA/QC data, geological logging and density information, downhole and collar coordinate surveys. All paper records were filed by drill hole, for quick spotting and retrieval of any information desired. Assays, downhole surveys, and collar surveys were stored in the same file as the geological logging information. In addition, sample preparation and laboratory assay protocols from the laboratories were monitored and kept on file.

Assay pulps and crushed reject material are stored off-site. Core is stored in wooden core boxes on steel racks in the buildings adjacent to the core logging and cutting facilities. The core boxes are racked in numerical sequence by drill hole number and depth.

53

Security of Samples

During the 2003–2004 and 2007–2008 periods of Kinross drilling programs, cores were kept at the drill rig until the end of each shift. They were then delivered to the logging facility and placed on benches for photography and logging. The core was typically sawed and sampled within a three-day period. During the various stages of this process, the access to the core was available to assigned drill crew, supervisors, and project staff.

Sample sacks were typically accessible to a limited number of transportation personnel during shipment of samples to Belo Horizonte. Chain of custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments, to assure that all samples were received by the laboratory.

Mineral Resource and Reserve Estimates

The Gurupi Project has an estimated 142,636,280 tonnes of Indicated Mineral Resources at an average grade of 0.77 grams per tonne totaling 3,519,410 ounces of gold and 7,719,290 tonnes of Inferred Mineral Resources at an average grade of 0.67 grams per tonne totaling 165,340 ounces of gold.

Probable gold Reserves, which are included in the reported Mineral Resource estimate, are estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces. Mineral Reserve estimates are based on TechnoMine’s 2011 feasibility study and do not contemplate the 2012 SRK Mineral Resource increase.

Environmental Licensing

In November 2010, Jaguar filed the required environmental studies with the appropriate environmental agency in the state of Maranhão to obtain the LP. A public hearing in connection with the LP was held on March 16, 2011 and the outcome was positive. As a result of this meeting, Jaguar received the LP in June 2011. After the LP was granted, Jaguar completed the detailed engineering required to obtain the LI. Jaguar received the LI, which authorizes the construction of Gurupi’s processing plant, in January 2012. The licensing decision for the tailings impoundment facility for the project is pending subject to the acquisition by Jaguar of surface land rights for their construction. Several land options are being considered and the Company is engaging in negotiations with land holders. The Operation License (“LO”) will be required after the LI for the tailings impoundment facility is granted and after implementation of the project.

Summary of Project Economics

In accordance with the 2011 TechnoMine feasibility study, the adopted gold price for the Gurupi Project base case scenario is US$1,066 per ounce of gold average for the LOM. The Project’s estimated non-discounted “monetizable” (salable) total gold production is 1,932,920 ounces of gold, which would yield total non-discounted gross revenue of US$2,060.5 million. Based on a 13-year LOM, the average annual gross revenue would amount to US$158.5 million. Below is a summary of the Project economics.

ROM total tonnage: ROM total contained gold:	63,756,700 tonnes 2,327,930 ounces
Mill Feed Grade (LOM average): Mining Rate:

1.10 grams per tonne

4,000,000 tonnes in 2013

4,500,000 tonnes in 2014

5,000,000 tonnes yearly from 2015 to 2021 5,200,000 tonnes in 2022

5,256,700 tonnes in 2023

4,900,000 tonnes yearly from 2024 to 2025

ROM average “cruise” production:	13,890 tonnes per day

Metallurgical recovery:

Total gold production:

Gold average annual production:

Project life (LOM):

CAPEX (total):

Average cash cost:

Average full-loaded cash cost:

Start of production:

Exchange rate construction period

Exchange rate over LOM

85.6%

1,932,920 ounces of gold

148,690 ounces per year

13 years

US$345.7 million (straight)

US$445 per ounce of gold

US$676 per ounce, including invested capital

First quarter of 2013

US$1.00 = R$1.80

US$1.00 = R$1.90

54

Depreciation and amortization have been prorated over the Gurupi Project mine life. The cumulative operating profit has been estimated at US$1.1 billion. The after-tax cumulative profit estimate is US$985 million and the cumulative net cash flow estimate is US$640 million.

Mining Operations and Metallurgical Process

In accordance with the 2011 TechnoMine feasibility study, the mining method to be used in the Gurupi Project will be open pit. The saprolite zone will be mined by hydraulic excavator and the bedrock will require drilling and blasting. Haul roads and in-pit ramps are designed at 10% gradient and with a width of 22 meters, based on approximately three and half times the width of a Caterpillar 777 haul truck (approximately 6.1 meters). This will provide sufficient width for two lanes of traffic and also allows space for a drainage ditch and safety berm.

The water management system deals with the drainage of the spring and rain water on the open pit, waste dump areas, process plant area, tailings basin area and on the Chega Tudo to Cipoeiro haul road.

Mining equipment selection was based on the use of diesel-powered, rigid-framed haul trucks, front-end loaders and excavators.

A mine schedule was developed for the three pits, one at Chega Tudo and two at Cipoeiro, based on an assumption of three eight hour shifts per day, seven days per week. The mine schedule was stated using a ten meter operational bench height and ore zones within each of the pits interpreted as being continuous. This allows flexible sequencing of ore and waste as required for mill feed. The ore and waste quantities in the schedule were reported separately for both the saprolite and bedrock material types.

Mining is planned to commence in the Cipoeiro region due to the higher-grade ore in those pits. Chega Tudo mining is scheduled to be initiated during Year 8. Mining will be gradually introduced at Chega Tudo to reduce the impact on the trucking requirements.

The host rock at Cipoeiro is Tonalite, while Dacite is the host rock at Chega Tudo. Dacite will be processed starting in 2020. The mineral processing route will consist of the following sequence of operations:

Concentration: 100% of the total mill feed (solids of tonalite and transition ore) and 100% of the total feed to the saprolite scrubbing and classification plant – no cyanide addition.

-	Crushing and screening, including HPGR as tertiary crusher;
-	Grinding, cycloning, and thickening;
-	Flotation and continuous discharge gravity concentration of the flotation rejects;
-	Rejects cycloning and thickening plant fed by the gravity circuit rejects (about 82% of the total mill feed - solids);
-	Regrinding, cycloning and thickening of the flotation concentrate;
-	Saprolite scrubbing and classification plant.

CIP Plant: 18% of the total mill feed (solids) and 100% saprolite mill feed (solids) – cyanide addition.

-	Hydrometallurgy - via a conventional leaching and ADR CIP process of the reground/thickened flotation concentrate and saprolite ore feed. Recovery will be performed by an EW circuit, after elution (desorption; stripping) of the CIP loaded carbon;
-	Cyanide destruction plant for the CIP tailings pulp.

The adopted overall metallurgical recovery (flotation/gravity separation/leaching/ADR) is 85.6%. The metallurgical recovery was adopted based on testwork carried out by SGS Lakefield, Canada and Knelson Research & Technology Centre – Langley, BC, Canada.

55

Taxes

Income taxes are 24% of taxable profit, including a 15% corporate tax rate and a 9% social contribution. For the first ten years of operations, the Federal Government of Brazil offers a 75% tax deduction incentive. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

RISK FACTORS

I.	Risks Relating to the Gold Industry

Gold prices are volatile and there can be no assurance that a profitable market for gold will exist.

Gold prices are volatile and subject to changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, stock levels maintained by producers and others, currency exchange fluctuations, inflation rates, interest rates, hedging activities and increased production due to improved mining and production methods. While the price of gold has recently been strong, there can be no assurance that gold prices will remain at such levels or be such that Jaguar’s properties can be mined at a profit.

Mining is inherently risky and subject to conditions and events beyond Jaguar’s control.

Mining involves various types of risks and hazards, including:

•	environmental hazards;

•	unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins or slides;

•	flooding, earthquakes and fires;

•	labor disruptions;

•	industrial accidents;

•	unexpected mining dilution such as occurred at Turmalina in 2010;

•	metallurgical and other processing problems; and

•	metal losses and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Jaguar may not be able to obtain insurance to cover these risks at affordable premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to Jaguar or to other companies within the mining industry. Jaguar may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Calculation of Mineral Reserves and Resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.

The calculation of reserves, resources and corresponding grades being mined or dedicated to future production are imprecise and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. Any material change in reserves, resources, grade or stripping ratio at Jaguar’s properties may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

56

The reserve estimates contained in this annual information form are based upon estimates or reports published by Jaguar’s personnel and independent geologists, who use assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate depends on the quantity and quality of available data and on the assumptions made and judgments used in interpreting geological data. There are numerous uncertainties inherent in estimating mineral reserves and resources and metal recovery, many of which are beyond Jaguar’s control, and as a result, no assurance can be given as to the accuracy of such estimates or reports. Extended declines in the market price for gold may render portions of Jaguar’s mineralization uneconomic and result in reduced reported mineral reserves. A material reduction in Jaguar’s estimates of mineral reserves, or of Jaguar’s ability to extract this mineralization, could have a material adverse effect on Jaguar’s financial condition and results of operations.

II.	Risks Relating to Jaguar’s Business

Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

The proposed programs on the exploration properties in which Jaguar holds an interest are exploratory in nature and such properties do not host known bodies of commercial ore. Development of these mineral properties is contingent upon, among other things, obtaining satisfactory exploration results. Mineral exploration and development involve substantial expenses related to locating and establishing mineral reserves, developing metallurgical processes and constructing mining and processing facilities at a particular site. It also involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Few properties which are explored are ultimately developed into producing mines, and there is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of any of these factors may prevent Jaguar from receiving an adequate return on invested capital. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Some ore reserves may become unprofitable to develop if there are unfavorable long-term market price fluctuations in gold, or if there are significant increases in operating or capital costs. Most of the above factors are beyond Jaguar’s control, and it is difficult to ensure that the exploration or development programs proposed by Jaguar will result in a profitable commercial mining operation.

The results of Jaguar’s Gurupi feasibility study remain subject to many risks relating both to that project and mining operations generally.

Jaguar’s decision to develop a mineral property is typically based on the results of a feasibility study. Jaguar has completed feasibility study work which outlines Mineral Reserves for the Gurupi Project in accordance with NI 43-101. Feasibility studies estimate the anticipated project economic returns. These estimates are based on assumptions regarding, among other things:

•	future gold prices;

•	future foreign currency exchange rates;

•	anticipated tonnages, grades and metallurgical characteristics of ore to be mined and processed;

•	anticipated recovery rates of gold extracted from the ore; and

57

•	anticipated capital expenditure and cash operating costs.

Actual cash operating costs, production and economic returns may differ significantly from those estimated by such studies. Operating costs and capital expenditure are driven to a significant extent by the costs of the commodity inputs, including the cost of fuel and chemical reagents, consumed in mining activities. In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including the timing and cost of the construction of mining and processing facilities (which can be considerable), the availability and cost of skilled labor, power, water and transportation facilities, the availability and cost of appropriate smelting and refining arrangements, the ability to obtain necessary environmental and other governmental permits and the time to obtain such permits, and the availability of funds to finance construction and development activities.

These estimates used in Jaguar’s feasibility studies depend upon the data available and the assumptions made at the time the relevant estimate is made. Ore reserve estimates are not precise calculations and depend on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Further exploration and feasibility studies can result in new data becoming available that may change previous ore reserve estimates which will impact upon both the technical and economic viability of production from the relevant mining project. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves resulting in revisions to previous ore reserve estimates. These revisions could impact depreciation and amortization rates, asset-carrying values provisions for closedown, restoration and environmental clean-up costs.

Fluctuations in currency exchange rates may adversely affect Jaguar’s financial position and results of operations.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar’s financial position and results of operations. Jaguar generally sells its gold based on a U.S. dollar price, but a major portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the appreciation of the Brazilian Real against the U.S. dollar has and could further increase the dollar costs of gold production at Jaguar’s mining operations in Brazil, which could materially and adversely affect Jaguar’s earnings and financial condition.

Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.

The gold mining industry is intensely competitive. Significant and increasing competition exists for gold and other mineral acquisition opportunities throughout the world. Some of the competitors are large, more established mining companies with substantial capabilities and greater financial resources, operational experience and technical capabilities than Jaguar. As a result of this competition, Jaguar may be unable to acquire rights to additional attractive mining properties on terms it considers acceptable. Increased competition could adversely affect Jaguar’s ability to attract necessary capital funding or acquire an interest in additional operations that would yield reserves or result in commercial mining operations.

Jaguar may experience problems integrating new acquisitions into its existing operations.

Jaguar’s success at completing acquisitions will depend on a number of factors, including, but not limited to:

•	identifying acquisitions that fit Jaguar’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If Jaguar does make further acquisitions, any positive effect on Jaguar’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner

58

•	maintaining Jaguar’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that Jaguar makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on Jaguar’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of Jaguar’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require Jaguar to incur significant costs in connection with, among other things, implementing financial and planning systems. Jaguar may not be able to integrate the operations of a recently acquired business or restructure its previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from Jaguar’s management team, which may detract attention from Jaguar’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on Jaguar’s business, operating results, financial condition and the price of Jaguar’s securities. In addition, the acquisition of mineral properties may subject Jaguar to unforeseen liabilities, including environmental liabilities.

Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that it will be able to recruit skilled individuals.

Jaguar relies heavily on its management. Jaguar does not maintain “key man” insurance. Recruiting and retaining qualified personnel is critical to Jaguar’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for the services of such persons is intense. In addition, as Jaguar’s business activity grows, it may require additional key financial, administrative, technical and mining personnel. The failure to attract and/or retain such personnel to manage growth effectively could have a material adverse effect on Jaguar’s business, prospects, financial condition and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those estimated by Jaguar and there can be no assurance that any future development activities will result in profitable mining operations.

Capital and operating costs, production and economic returns, and other estimates contained in the feasibility studies for Jaguar’s projects may differ significantly from those anticipated by Jaguar’s current studies and estimates, and there can be no assurance that Jaguar’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of Jaguar’s mineral properties as set forth in the applicable feasibility studies.

Increases in energy costs or the interruption of Jaguar’s energy supply may adversely affect Jaguar’s results of operations.

Jaguar’s operations are energy intensive and rely upon third parties for the supply of the energy resources consumed in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. In addition, in recent years, the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse impact on Jaguar’s financial condition and the results of operations.

There can be no assurance that the interests held by Jaguar in its properties are free from defects.

Jaguar’s properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Title insurance is generally not available for mineral properties, and Jaguar’s ability to ensure that it has obtained a secure claim to individual mining properties or mining concessions may be severely constrained. Jaguar has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Jaguar being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. No assurance can be given that Jaguar’s rights will not be revoked or significantly altered to its detriment. There can also be no assurance that its rights will not be challenged or impugned by third parties.

59

Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.

Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond Jaguar’s control and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be adversely affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Jaguar is subject to significant governmental regulations.

Jaguar’s mining and exploration activities are subject to extensive local laws and regulations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, who may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements, could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Jaguar’s operations are subject to numerous governmental permits, which are difficult to obtain, and it may not be able to obtain or renew all of the permits it requires, or such permits may not be timely obtained or renewed.

Government approvals and permits are sometimes required in connection with Jaguar’s operations. Although Jaguar believes it has all of the material approvals and permits to carry on its operations, Jaguar may require additional approvals or permits or may be required to renew existing approvals or permits from time to time. Obtaining or renewing approvals or permits can be a complex and time-consuming process. There can be no assurance that Jaguar will be able to obtain or renew the necessary approvals and permits on acceptable terms, in a timely manner, or at all. To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.

Jaguar is subject to substantial environmental laws and regulations that may increase its costs and restrict its operations.

All phases of Jaguar’s operations are subject to environmental regulations in the jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste and hazardous substances, protection of natural resources and reclamation of lands disturbed by mining operations. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in, or the cancellation of, Jaguar’s intended activities. There can be no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar’s operations.

60

The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to it and which have been caused by previous or existing owners or operators of the properties. If Jaguar’s properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards. In addition, Jaguar could become subject to litigation should such hazards result in injury to any persons.

Land reclamation requirements for Jaguar’s mining and exploration properties may be burdensome.

Land reclamation requirements are generally imposed on companies engaged in mining operations and mineral exploration activities in order to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on Jaguar in connection with its mining and exploration activities, Jaguar must allocate financial resources that might otherwise be spent on further exploration and development programs. If Jaguar is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Jaguar may need additional capital to accomplish its exploration and development plans or to cover its expenses, and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

Depending on gold prices and Jaguar’s ability to achieve its plans and generate sufficient operating cash flow from its existing operations, Jaguar may require substantial additional financing to accomplish its exploration and development plans as outlined or to fund any non-operating expenses that may arise or become due such as interest, tax (in Canada or Brazil) or other expenses. Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property, or even a loss of an interest in a property, or an inability to pay any of Jaguar’s non-operating expenses which could also lead to late fees or penalties, depending on the nature of the expense. The only source of funds now available to Jaguar is through production at Turmalina, Paciência and Caeté, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar’s properties or projects. Additional financing may not be available when needed, especially in light of the current slowdown in lending resulting from global financial conditions. If funding is available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders. If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business. Failure to raise capital when needed could have a material adverse effect on Jaguar’s business, financial condition and results of operations.

Jaguar is exposed to risks of labor disruptions and changing labor and employment regulations.

Employees of Jaguar’s principal projects are unionized, and the collective bargaining agreements between Jaguar and the unions which represent these employees must be renegotiated on an annual basis. Although Jaguar believes it has good relations with its employees and with their unions, production at Jaguar’s mining operations is dependent upon the continuous efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business. Labor disruptions or any changes in labor or employment legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.

Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of the Republic of Brazil.

Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL, MTL and MCT and substantially all of Jaguar’s assets are held through such entities. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL, MTL and MCT could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s prospects, financial condition and results of operations.

61

Investors may not be able to enforce civil liabilities in the United States.

Jaguar is incorporated under the laws of the Province of Ontario, Canada. Some of its directors and officers are residents of Canada. Also, almost all of Jaguar’s assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-United States residents, or to enforce judgments in the United States against Jaguar or these persons which are obtained in a United States court and that are predicated upon civil liabilities under the United States federal securities laws or the securities or “blue sky” laws of any state within the United States.

Jaguar has no record of paying dividends.

Jaguar has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors, including operating results, financial condition, capital requirements, business opportunities and restrictions contained in any financing agreements.

Global financial conditions may negatively impact its operations and share pricing.

Current global financial conditions have been characterized by increased volatility (particularly the markets for commodities, including gold) and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by several factors including efforts by financial institutions to de-lever their balance sheets in the face of current economic conditions. These factors may impact the ability of Jaguar to obtain equity or debt financing in the future on terms favorable to Jaguar. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. For example, as a result of uncertainty in the global financial condition in general and the retraction of gold prices and corresponding decrease in equity values in the gold sector, on November 6, 2008, Jaguar announced that the Caeté Project had been delayed until market conditions improve. While Jaguar was able to complete an equity offering to raise the capital needed to restart development at Caeté, if it had to idle any of its producing properties or delay development of any project, there is no assurance that it would be able to restart production or development without undue delay, if at all. If such increased levels of volatility and market turmoil continue, Jaguar’s operations could be adversely impacted and the trading price of the common shares may be adversely affected.

The trading price for Jaguar’s common shares is volatile and has been greatly affected by the ongoing market volatility.

Securities of mineral exploration and early stage base metal production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar’s common share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities; the lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of Jaguar’s common shares; the size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities; and a substantial decline in the price of Jaguar’s common shares that persists for a significant period of time could cause Jaguar’s securities to be delisted from the TSX, the NYSE or both, further reducing market liquidity. As a result of any of these factors, the market price of Jaguar’s common shares at any given point in time may not accurately reflect Jaguar’s long-term value.

62

Jaguar may not have the ability to repurchase the 2009 Notes or the 2011 Notes upon the occurrence of a fundamental change.

If Jaguar experiences specified types of fundamental changes, holders of the 2009 Notes and the 2011 Notes may require Jaguar to repurchase for cash all or a portion of such notes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest, including special interest, up to, but excluding, the date of repurchase. If a fundamental change were to occur, Jaguar may not have enough funds to pay the purchase price for all tendered notes. Any failure to purchase tendered notes would constitute an event of default under the respective indenture, which might constitute a default under the terms of Jaguar’s other indebtedness.

The fundamental change provisions in the 2009 Indenture and the 2011 Indenture may delay or prevent an otherwise beneficial takeover attempt.

The fundamental change purchase rights in the 2009 Indenture and the 2011 Indenture, which will allow noteholders to require Jaguar to purchase all or a portion of their notes upon the occurrence of a fundamental change, and the provisions requiring an increase to the conversion rate for conversions in connection with fundamental changes may in certain circumstances delay or prevent a takeover of Jaguar and the removal of incumbent management that might otherwise be beneficial to investors.

The value of Jaguar’s common shares may be diluted due to the conversion of stock options or its convertible notes.

As at December 31, 2012, there were 1,836,250 common shares issuable upon the exercise of outstanding stock options at prices ranging from CDN.$1.05 to CDN.$6.28 per share. In addition, in September 2009, Jaguar issued the 2009 Notes. The initial conversion price, which is subject to certain anti-dilution adjustments, was approximately US$12.75 per common share. If converted in full, at such conversion price, Jaguar would be required to issue 12,941,177 common shares. Further, in February, 2011, Jaguar issued the 2011 Notes. The initial conversion price, which is subject to certain anti-dilution adjustments, was approximately US$7.55 per common share. If converted in full, at such conversion price, Jaguar would be required to issue 17,287,635 common shares. During the life of the options, the holders of such securities are given an opportunity to profit from a rise in the market price of Jaguar’s common shares with a resulting dilution in the interest of the other shareholders. Jaguar’s ability to obtain additional financing during the period in which such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the market price of its common shares. The holders of stock options or convertible notes may exercise such securities at a time when Jaguar would be able to obtain needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights. The increase in the number of Jaguar’s common shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of such common shares. In addition, as a result of such additional common shares, the voting power of Jaguar’s existing shareholders will be diluted.

Jaguar may, in the future, grant to some or all of its directors, key employees and consultants additional options to purchase its common shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.

DIVIDENDS

Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future. Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the Board, in its discretion, may consider appropriate under the circumstances.

63

DESCRIPTION OF CAPITAL STRUCTURE

Jaguar is authorized to issue an unlimited number of common shares of which there were 84,409,648 issued and outstanding as of December 31, 2012. Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per common share at all such meetings. Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election. Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

MARKET FOR SECURITIES

Jaguar’s common shares are listed and posted for trading on the TSX and on the NYSE, in each case under the symbol “JAG”.

With respect to each of TSX and NYSE, the following tables set forth information relating to the trading of Jaguar’s common shares for the periods indicated. The trading prices and volume data for both the TSX and the NYSE were obtained from Thomson Reuters.

TSX (Cdn.$) Common Shares Trading

Month	Open	High	Low	Close	Share Volume
January 2012	6.56	7.41	6.32	7.22	5,667,658
February 2012	7.01	7.20	6.10	6.12	2,663,244
March 2012	6.09	6.35	4.59	4.70	3,318,086
April 2012	4.66	4.95	2.65	2.75	6,930,123
May 2012	2.74	2.74	1.20	1.20	10,713,188
June 2012	1.25	1.76	1.14	1.19	11,965,713
July 2012	1.22	1.25	0.61	0.84	6,313,513
August 2012	0.83	1.30	0.82	0.99	5,402,495
September 2012	1.03	1.40	1.02	1.20	6,202,229
October 2012	1.22	1.29	1.03	1.03	3,570,784
November 2012	1.07	1.07	0.66	0.66	3,402,548
December 2012	0.68	0.77	0.61	0.64	3,737,312

NYSE (US$) Common Shares Trading

Month	Open	High	Low	Close	Share Volume
January 2012	6.50	7.35	6.20	7.19	29,196,704
February 2012	7.02	7.23	6.16	6.16	16,972,676
March 2012	6.16	6.40	4.59	4.67	35,286,180
April 2012	4.68	4.94	2.70	2.71	58,152,280
May 2012	2.73	2.78	1.16	1.20	57,347,328
June 2012	1.20	1.69	1.11	1.16	58,426,216
July 2012	1.18	1.24	0.60	0.84	42,514,012
August 2012	0.83	1.30	0.80	0.99	35,342,436
September 2012	1.04	1.45	1.03	1.20	33,469,892
October 2012	1.29	1.30	1.02	1.04	16,420,378
November 2012	1.05	1.07	0.67	0.74	16,283,842
December 2012	0.69	0.79	0.58	0.63	24,283,792

64

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of the directors and executive officers of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and their principal occupation during the past five years. All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name & Municipality of home address	Position and Date of appointment	Principal occupation during past five years

Gordon J. Babcock St. Albans, Vermont, USA	Chief Operating Officer January 8, 2013

Vice President and General Manager of Nyrstar El Mochito, Honduras from May 2010 to December 2012.

Deputy General Manager and Operations Manager of Coeur d’Alene Mining Corporation’s Manquiri Operation in Bolivia from October 2008 to April 2010.

Vice President and General Manager of Coeur d’Alene Mining Corporation’s Mina Martha in Argentina from March 2007 to March 2010.

Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant.
Marcela Rocha Barbosa de Castro Belo Horizonte, Minas Gerais, Brazil	Vice President of Treasury Management May 22, 2012	Director of Financial Planning and Analysis of Jaguar from October 2006 to May 2012. Promoted to Vice President of Treasury Management of Jaguar in May 2012.
Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005.
Richard D. Falconer Toronto, Ontario, Canada	Director May 22, 2012 Chairman June 29, 2012	Vice Chairman and Managing Director of CIBC World Markets Inc. from the early 1990’s until his retirement in 2011.
Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant.
Frederick W. Hermann Victoria, British Columbia, Canada	Director September 27, 2012	Principal of Hermann Consulting since September 2011. Chief Operating Officer of Breakwater from 2008 to 2011. Senior Vice President of Sustainability of Breakwater from 2007 to 2008.
Luis Ricardo Miraglia Belo Horizonte, Minas Gerais, Brazil	Director September 27, 2012	Partner of Azevedo Sette Advogados, a Brazilian law firm, since 2004.

65

David M. Petroff Toronto, Ontario, Canada	Director and President and Chief Executive Officer September 10, 2012

President and Chief Executive Officer of Breakwater from June 2009 to August 2011.

Chairman of the Board of Directors, Chair of the Audit Committee, Member of the Compensation Committee and Member of the Corporate Governance, Health, Safety, Environment and Nominating Committee of Polar Star Mining Corporation from April 2009 to March 2010.

Executive Vice President and Chief Financial Officer of Centerra Gold Inc. from May 2004 to June 2008.

T. Douglas Willock Toronto, Ontario, Canada	Chief Financial Officer January 10, 2013	Independent business consultant from May 2012 until January 2013. President and Chief Executive Officer of Polar Star Mining Corporation from November 2006 to January 2009 and April 2009 to May 2012.

As at the date of this Annual Information Form, the directors and executive officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 301,675 common shares of Jaguar, representing 0.4% of the outstanding shares.

Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees. The current members of the compensation committee are Messrs. Clausen, Falconer and Griffiths, with Mr. Griffiths as chairman.

Jaguar’s corporate governance committee reviews and advises the Board with respect to corporate governance and compliance issues. The current members of the corporate governance committee are Messrs. Burns, Falconer and Miraglia, with Mr. Falconer as chairman.

Jaguar’s health, safety and environmental committee reviews and advises the Board with respect to responsibilities relating to various human resources and environmental issues of Jaguar. The current members of the health, safety and environmental committee are Messrs. Clausen, Hermann and Miraglia, with Mr. Herman as chairman.

For information on Jaguar’s audit committee, see the section entitled “Audit Committee” under “DIRECTORS AND EXECUTIVE OFFICERS”.

The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.

Gordon J. Babcock, Chief Operating Officer

Mr. Babcock is a professional engineer with over 32 years of mining experience. Most recently, he served as Vice President and General Manager for Nyrstar NV's El Mochito Mine operation in Las Vegas, Honduras. He has also held various executive positions in South America with Coeur d'Alene Mines and Plata Peru Resources, Inc. Mr. Babcock earned a Bachelor of Science degree with Honors in Mining Engineering from Queens University in Kingston, Ontario, Canada and is a member of the Association of Professional Engineers Ontario, the American Institute of Mining and Metallurgy and the Canadian Institute of Mining and Metallurgy.

Andrew C. Burns, Director

Mr. Burns is an independent director and consultant. In 2003, he retired as a Senior Partner of Deloitte & Touche after almost 40 years of experience in international auditing, consulting and practice management in North and South America, Europe and Asia. He holds an MBA degree from The Richard Ivey School of the University of Western Ontario and is a Life Member of Institutes of Chartered Accountants of Ontario and a Member of the Institute of Chartered Accountants of Quebec. He is a Life Member of the Institute of Management Consultants of Ontario. He also serves on other boards as an independent director and audit committee chair.

66

Marcela Rocha Barbosa de Castro, Vice President of Treasury Management

Ms. Castro is a financial professional with over 15 years of experience who has held leading positions, such as Auditor and Finance Director, for multinational corporations such as Colgate Palmolive and Arthur Andersen. Ms. Castro holds a B.S. in Business Administration from the Catholic University of Minas Gerais.

Gil Clausen, Director

Mr. Clausen has over 30 years of executive and operations experience in the mining industry with several major global and domestic mining companies. He has held senior operations and project development positions before moving into executive roles where he was responsible for executing corporate growth strategies including development and operations for several large precious metal, base metal, and coal producing companies. Since 2005, Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation. He is also Vice Chairman of Wildcat Silver Corporation and Chairman of Plata Latina Minerals Corporation. Mr. Clausen holds a Bachelors and Masters degree in Mining Engineering from Queen’s University.

Richard D. Falconer, Chairman

In 2011, Mr. Falconer retired from CIBC after 40 years with the bank. At the time of retirement, Mr. Falconer was Vice Chairman and Managing Director of CIBC World Markets Inc. Current directorships include Chorus Aviation, Resolute Forest Products, Bridgepoint Health Foundation, and LOFT Community Services. Mr. Falconer is a Chartered Financial Analyst and holds an MBA from York University, and Honours B.A. from the University of Toronto.

Anthony F. Griffiths, Director

From 1993 to the present, Mr. Griffiths has been associated with various companies acting as an independent consultant. At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Novadaq Technologies Inc. He is also a Director of Fairfax Financial Holdings Limited, Crum & Forster Holdings Corp., Northbridge Financial Corporation, Odyssey Re Holdings Corp., The Brick Limited and Vitran Corporation. Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).

Frederick W. Hermann, Director

Mr. Hermann has 30 years of mining industry experience, most recently as Chief Operating Officer for Breakwater and previously as the Chief Inspector of Mines for British Columbia. His areas of expertise include Health and Safety, Environment, Productivity Improvement, Risk Management and Mitigation, and Crisis Management. Mr. Hermann holds a B.A. in Economics from the University of Calgary and Bachelor of Science and Master of Science degrees in Mining Engineering from the South Dakota School of Mines and Technology.

Luis Ricardo Miraglia, Director

Mr. Miraglia is a native of Minas Gerais, Brazil with 18 years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining. Currently, he is a Partner at Azevedo Sette Advogados, a Brazilian law firm with offices in São Paulo, Rio de Janeiro, Belo Horizonte, Brasília, Vitória and Goiânia, Brazil. He holds a degree (JD equivalent) from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School.

David M. Petroff, Director and President and Chief Executive Officer

Mr. Petroff has nearly 30 years of experience in the mining industry. Prior to joining Jaguar in September 2012, he was the President and Chief Executive Officer of Breakwater from November 2009 until it was acquired by Nyrstar Canada in August 2011. For nearly 25 years prior to that, he held senior management positions with Centerra Gold Inc., Cameco Corporation and Denison Mines Limited. Mr. Petroff received a Bachelor of Mathematics degree from the University of Waterloo in 1978 and a Master of Business Administration degree (finance concentration) from the Schulich School of Business, York University in 1980.

67

T.	Douglas Willock, Chief Financial Officer

Mr. Willock advised Jaguar on the US$30 million Credit Facility from September 2012 until he was appointed Chief Financial Officer on January 2013. He has over 30 years of experience in corporate finance with leading Canadian and international investment banks, as well as managing junior resource companies. Most recently, he served as President and Chief Executive Officer and Director of Polar Star Mining Corporation from November 2006 to January 2009, and was reappointed as the President and Chief Executive Officer in April 2009, and served until May 2012. He resigned as a Director on September 2012. He is currently a Director and Chair of the Audit Committee for Orestone Mining Corp since September 2012. From January 2007 to January 2012, he served as a lead Director of Olympus Pacific Minerals Inc. (now known as Besra Gold Inc.), a TSX listed mining company, which he joined in February 2006. Mr. Willock holds a Master of Business Administration degree with a major in finance from the Richard Ivey School of Business, Western University and a Bachelor of Arts (History) degree from the University of British Columbia. He attended the Beijing Language Institute on a joint Government of Canada and China scholarship from 1976 to 1977.

Corporate Cease Trade Orders or Bankruptcies

Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Mr. Griffiths was a director of Brazilian until June 2004. Brazilian was subject to an insider cease trade order issued by the Ontario Securities Commission on June 10, 2001 relating to the company’s late filing of financial statements. All required documents were filed by Brazilian and the order was rescinded on July 30, 2001. Brazilian was also subject to a cease trade order issued by the Ontario Securities Commission on June 12, 2003 due to the late filing of financial statements. All required documents were filed by Brazilian and the cease trade order was rescinded on July 29, 2003. Mr. Griffiths was a director of Slater Steel Inc. (“Slater Steel”) until August 2004. In June 2003, Slater Steel obtained a court order providing creditor protection under the provisions of the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). In addition, Slater Steel and the Canadian court-ordered monitor filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “USBC”) with respect to Slater Steel’s United States and Canadian subsidiaries. PricewaterhouseCoopers was appointed as trustee in bankruptcy over the remaining assets of Slater Steel. Mr. Griffiths was a director of Resolute Forest Products Inc. (formerly AbitibiBowater Inc.) when that company and certain of its Canadian and U.S. subsidiaries filed for protection in Canada under the CCAA and for relief under Chapter 11 of the USBC in April 2009. On December 9, 2010, that company emerged from creditor protection under the CCAA in Canada and Chapter 11 of the USBC in the United States. Mr. Griffiths was a director of PreMD Inc. from 1995 to February 2010 and in connection with the voluntary delisting of that company’s shares from the TSX, cease trade orders were issued in April 2009 (and remain in effect) requiring all trading in and all acquisitions of securities of that company to cease permanently due to that company’s failure to file continuous disclosure materials required by Ontario securities law.

68

Audit Committee

Currently, the members of the Audit Committee are Messrs. Burns, Clausen and Griffiths. Mr. Burns is the Chair of the Audit Committee. Messrs. Burns, Clausen and Griffiths are independent within the meaning of National Instrument 52-110. All three members are financially literate within the meaning of National Instrument 52-110.

For a description of the biographies of the Audit Committee members, see “Directors and Executive Officers”. The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Form.

Audit Fees

During the fiscal years ended December 31, 2012 and December 31, 2011, KPMG LLP, Chartered Accountants (“KPMG”), charged Jaguar a total of Cdn.$804,000 and Cdn.$839,150 respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2012 and December 31, 2011, KPMG charged Cdn.$nil and Cdn.$127,299 respectively, for assurance and related services that are reasonably related to the performance of audit-related services but are not reported above in “Audit Fees”.

Tax Fees

During the fiscal years ended December 31, 2012 and December 31, 2011, KPMG billed Cdn.$nil for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2012 and December 31, 2011, KPMG billed Cdn.$nil and Cdn.$nil respectively, for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”. Other services included advice related to the conversion to IFRS.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) a management agreement pursuant to which, for the year ended December 31, 2012, Jaguar incurred fees of US$30,000 (2011 - US$3.0 million, 2010 - US$1.1 million) to IMS Engenharia for management services provided to MSOL; (ii) Jaguar incurred occupancy fees to Brazilian of US$15,000 in 2012 (2011 - US$180,000, 2010 - $180,000); consulting fees and administrative service charges of US$nil in 2012 (2011 - US$377,000, 2010 - US$140,000) to Brazilian; and recognized rental income of US$50,000 from Brazilian for the use of administrative offices for the year ended December 31, 2012 (2011 – US$123,000, 2010 - US$29,000); (iii) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was repaid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5% on Prometálica’s Monte Cristo zinc project; (iv) Jaguar’s subsidiaries MSOL and MTL were required to pay an employment claim to a former MSOL employee, but since these subsidiaries were owned by Brazilian and other Brazilian companies at the time of the claim, Brazilian has guaranteed the amount owed to Jaguar of R$386,000 (US$190,000).

69

With respect to the loan agreement between MSOL and Prometálica discussed above, on August 11, 2008, Prometálica filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil. Prior to the filing, the primary shareholders of Prometálica, Brazilian and IMS, provided a guarantee of Prometálica’s obligation to MSOL. This guarantee will ensure the recovery of the net smelter royalty. As at March 21, 2011, the amount of the obligation is approximately US$1,000,000. On September 26, 2011, BZI and IMS agreed to convert obligations under the net smelter royalty agreement with Prometálica into an obligation to pay a principal payment amount of $1.2 million payable in three annual installments commencing December 2011.  BZI and IMS are each committed to pay 50% of the obligations under this settlement agreement.  Interest at a rate of 4% per annum will also be paid with each principal installment.  As at December 31, 2012, BZI and IMS had not paid the second installment of US$420,000 due on December 31, 2012. Subsequent to the year end the payment was received from IMS, but not BZI.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts that Jaguar has entered into the most recently completed financial year, or prior thereto and are still in effect, are as follows:

2009 Indenture

On September 15, 2009, Jaguar closed a private offering of US$150,000,000 aggregate principal amount of 4.50% senior convertible notes due in 2014 (the “2009 Notes”). J.P. Morgan Securities Inc. acted as sole book-running manager and Jefferies & Company, Inc. acted as co-manager for the offering. Jaguar granted the initial purchasers in the offering a 30-day option to purchase up to an additional US$15,000,000 aggregate principal amount of notes to cover over-allotments. On September 21, 2009, Jaguar closed the issuance of the additional US$15,000,000 of notes following the exercise in full of the over-allotment option. The net proceeds of approximately US$14,500,000 million from the exercise of the over-allotment option brought the total net proceeds received from the offering to approximately US$159,100,000.

The 2009 Notes were issued pursuant to an indenture (the “2009 Indenture”) dated September 15, 2009, between Jaguar and The Bank of New York Mellon and BNY Trust Company of Canada, as trustees (the “Trustees”). The 2009 Notes are unsecured, senior obligations of Jaguar. The 2009 Notes bear interest at a rate of 4.5% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and will mature on November 1, 2014. The 2009 Notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$12.75 per common share, which represented a premium of approximately 26.24% to the closing price of Jaguar common shares on the NYSE on September 10, 2009. The conversion rate is subject to certain anti-dilution adjustments. The 2009 Notes are convertible at any time prior to maturity. Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the 2009 Notes for cash upon the occurrence of certain change of control transactions and other fundamental changes as described in the 2009 Indenture.

2011 Note Indenture

On February 9, 2011, Jaguar entered into the 2011 Indenture. See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the 2011 Note offering.

2012 Shareholder Rights Plan

On March 21, 2012, Jaguar adopted a Shareholder Rights Plan. See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the Shareholder Rights Plan, which expired on July 19, 2012.

70

2012 Credit Agreement

On December 17, 2012, Jaguar entered into a US$30 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund. See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the Facility.

INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain technical information relating to Jaguar’s material mineral properties contained in this annual information form has been derived. These technical reports were prepared for Jaguar by TechnoMine under the guidance of its Principal Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado was a Qualified Person as such term is defined in NI 43-101. Mr. Machado passed away on December 20, 2011. Mr. Wilson Miola, Jaguar’s director of engineering, has approved the written disclosure of these technical reports as well as the reconciliation of Reserves and Resources referred to in this Annual Information Form. Mr. Miola is a Qualified Person as such term is defined in NI-43-101.

Turmalina - “Turmalina Expansion Project (Phase I – 610 ktpy), Satinoco and Main Ore Bodies Feasibility Study for Resources of the Satinoco Gold Mineral Property in the Municipality of Conceição do Pará, State of Minas Gerais, and Additional Resources from the Main Ore Body of the Turmalina Mine (In Operation)” dated September 9, 2008 and prepared by TechnoMine.

Turmalina - “Turmalina Gold Mining Complex, Faina, Pontal and Body D Targets Statement of Resources, Technical Report, for the Gold Mineral Targets ‘Faina’, ‘Pontal’, and ‘Body D’, Located in the Municipality of Pitangui in Minas Gerais, Brazil” dated October 19, 2011 and prepared by Technomine.

Turmalina - “Turmalina Gold Project Statement of Resources Technical Report” dated October 29, 2004 and revised on December 16, 2004, State of Minas Gerais, Brazil, and prepared by Technomine.

Paciência - “Paciência Gold Project Santa Isabel Mine Feasibility Study for the Mining and Metallurgy of the Gold Mineral Deposit Santa Isabel Mine Located in Itabirito, State of Minas Gerais, Brazil” dated August 7, 2007 and prepared by TechnoMine.

Caeté - “Caeté Gold Project Feasibility Study Amended Due to Enhancement of the Process Route and Resources and Reserves Increase for the Gold Mineral Properties Pilar and Roça Grande located in the Municipalities of Santa Bárbara and Caeté, Respectively, State of Minas Gerais, Brazil” dated October 29, 2010 and prepared by TechnoMine.

Paciência and Caeté – “Multi-Target Mineral Resources Estimates, Paciência and Caeté Mining Complex Areas, Technical Report, for the Gold Mineral Properties Belonging to the Paciência Mining Complex: Bif Norte, Bocaina, Ouro Fino, Palmital and Quati; and Caeté Mining Complex: Serra Paraíso, Boa Vista, Camará I, Camará II and Fernandes, Located in the Municipalities of Itabirito and Caeté, Respectively, in Minas Gerais, Brazil” dated June 15, 2011 and prepared by Technomine.

Gurupi Project - “Gurupi Gold Project Feasibility Study for the Gold Mineral Properties Cipoeiro and Chega Tudo located in the Municipalities of Centro Novo do Maranhão and Centro do Guilherme, State of Maranhão, Brazil” dated January 31, 2011 and prepared by TechnoMine.

TechnoMine does not own, directly or indirectly, any securities of Jaguar or have any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar. Mr. Miola owns less than 1% of the currently outstanding securities of Jaguar and does not have any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.

71

ADDITIONAL INFORMATION

Additional information relating to Jaguar may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders. Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2012.

72

APPENDIX A

JAGUAR MINING INC.

CHARTER OF THE AUDIT COMMITTEE

A.	History of the Charter

Adopted by the Board:       May 12, 2005

Amended by the Board       July 16, 2007 and March 20, 2013

B.	Purpose of the Committee

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company, including the preparation of any report required by the United States Securities and Exchange Commission to be included in the Company's Annual Report on Form 20-F, Form 40-F or other applicable form.

The primary purpose of the Committee is to assist Board oversight of: (i) the integrity of the Company's financial statements, (ii) the qualifications and independence of the Company's external auditor (the “Independent Auditor”) and the Internal Auditor (iii) the performances of both the Company's internal audit function and the Independent Auditor.

C.	Duties

The Committee’s primary duties and responsibilities are to serve as an independent and objective committee of the Company’s Board, with responsibility for the completion of the general tasks set out in this section and the specific tasks set out in Section F. In addition, the Committee may report to the Board with such recommendations and other matters as the Committee may deem appropriate so that the Board is informed of the Committee's activities.

1.	Conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

2.	Assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

3.	Review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results prior to their being filed with the appropriate regulatory authorities and report thereon to the Board;

4.	Select the Company’s outside auditors and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”) and internal auditors, including attending private meetings with both and reviewing and approving all renewals or dismissals and the remuneration of both;

5.	Set clear policies regarding the hiring of employees or former employees (including partners) of the present and former Independent Auditors by the Company;

73

6.	Monitor the quality and integrity of the Company’s financial statements and other financial information; and

7.	Provide oversight to related party transactions entered into by the Company.

D.	General Authority

1.	The Committee shall have the resources and authority it deems necessary and appropriate to discharge its responsibilities, at the Company’s expense, including authority to select and retain legal or other consultants or experts, to approve the fees and other retention terms related to the appointment of such consultants or experts, and to terminate the services of any such consultants or experts with respect to compensation matters.

2.	The Committee shall have the power to call upon assistance from officers and employees of the Company and outside counsel and other advisers, including the Independent and Internal Auditors.

3.	The Committee, and each member of the Committee in his or her capacity as such, shall be entitled to rely, in good faith, on information, opinions, reports or statements, or other information prepared or presented to them by officers and employees of the Company, whom such member believes to be reliable and competent in the matters presented and on counsel or other persons as to matters which the member believes to be within the professional competence of such person.

4.	Except as limited by law, or applicable securities rules and regulations, the Committee may form and delegate authority to such individuals or subcommittees as it deems appropriate.

5.	The Committee has the authority to conduct any investigation appropriate to its responsibilities.

6.	The Committee shall be given access to the books and records of the Company.

7.	The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.

8.	The Committee shall have the power to adopt its own operating rules and procedures, without the consent of management.

9.	The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

E.	Composition and Meetings

I.	Composition of Committee

1.	The Committee shall be composed of three or more directors of the Company as shall be designated by the Board from time to time. The Board shall appoint a member who shall serve as Chair of the Committee.

2.	Each member of the Committee shall be “independent” and “financially literate” (as such terms are defined in Multilateral Instrument 52-110 of the CSA) and meet any eligibility criteria mandated by applicable corporate or securities law, or the rules of any applicable stock exchange.

3.	Members of the Committee and the Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time (which remuneration may include cash and/or shares or options or other in-kind consideration ordinarily available to directors).

74

II.	Committee Meetings

1.	The Committee shall meet at least once each quarter, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.

2.	A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

3.	If and whenever a vacancy shall exist that is not filled by an appointment by the Board, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

4.	The time and place of the Committee meetings shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of teleconference or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

5.	The Chair will chair all meetings of the committee and set the agendas for committee meetings.

6.	The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member to act as a secretary at any meeting.

7.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries or any other person as it may see fit to attend at meetings of the Committee.

8.	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation by the Company, except for any recommendation or approval that is specifically delegated by the Board.

F.	Responsibilities

I.	Financial Accounting and Reporting and Internal Controls

1.	The Committee shall review the Company’s annual audited financial statements to satisfy itself that they are presented in accordance with applicable accounting principles and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review and approve the Company’s quarterly financial statements prior to their being filed with the appropriate regulatory authorities and report thereon to the Board. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited and quarterly financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

2.	The Committee shall review management’s discussion and analysis and annual and quarterly financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their public disclosure or being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or quarterly earnings.

75

3.	The Committee shall review management’s internal control reports and the evaluation of such reports by the Independent Auditors, together with management’s responses.

4.	The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, as deemed appropriate.

5.	The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

6.	The Committee shall review, during an in camera meeting, the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

7.	The Committee shall provide oversight to related party transactions entered into by the Company.

8.	The Committee shall satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information derived or extracted from the Company's financial statements and periodically assess the adequacy of those procedures.

II.	Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, renewal, dismissal, compensation and oversight of the Independent Auditors, and the Independent Auditors shall report directly to the Committee.

2.	The Committee shall directly monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and ensure the independence and objectivity of the Independent Auditors. The Committee shall be directly responsible for resolving disagreements between management and the Independent Auditors. The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

3.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries. This can be completed by a member selected by the Committee, provided the Committee receives a report at the next meeting and the Committee sets out policies and procedures. The Committee shall not allow fees for non-audit services provided by the Independent Auditors to exceed fees for audit services without express approval of the Board.

4.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

5.	The Committee shall review, during an in camera meeting, the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6.	The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within applicable accounting standards that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

76

7.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

III.	Internal Auditors

1.	The Committee shall be directly responsible for the selection, appointment, renewal, dismissal, compensation and oversight of the Company’s Internal Auditors, and the Internal Audit Group will report directly to the Committee on all operational matters.

2.	The Committee will review annually the Internal Audit Charter and recommend any proposed changes to Management.

3.	The Committee shall review and approve the annual internal audit plan prepared by the company’s internal audit group, including scope, procedures and timing of activities.

4.	The Committee shall, at each Audit Committee Meeting, receive a report from the Company’s internal auditors based on the results of their internal audit activities.

5.	The Committee shall at each Audit Committee Meeting discuss, during an in camera meeting, the results of the internal audit activities with the Company’s internal auditors, including matters related to the undertaking of the internal audits. In addition the Committee should periodically review with the internal auditors any significant difficulties, disagreements with management, or scope restrictions encountered in the course of their work.

IV.	Whistleblower Policy

1.	The Committee shall oversee the following procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

2.	The Company will promptly forward to the Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

3.	Any employee of the Company or any of its subsidiaries may submit, on a confidential and anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters. All such concerns will be set forth in writing and forwarded in a sealed envelope addressed to the attention of the chairman of the Audit Committee, c/o the Company’s United States general legal counsel at the address set forth at the Company’s website, in an envelope labeled with a legend such as: “To be opened by the Audit Committee only. Submitted pursuant to the Jaguar Mining Inc. Whistleblower Policy.” If an employee would like to discuss any matter with the Committee, the employee should indicate this in the submission and include a telephone number at which he or she can be reached, should the Committee deem such communication is appropriate. Alternatively, concerns can be communicated by phone to EthicsPoint, an independent service partner, at 1-888-279-5268 for US and Canada, 0-800-891-1667 for Brazil or www.jaguarmining.com/s/corporategovernance/whistleblower.

4.	Following the receipt of any complaints submitted, the Committee will investigate each matter so reported and take such corrective and disciplinary actions, if any, as it considers appropriate.

77

5.	The Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls or auditing matters. In conducting any investigation, the Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

6.	It is the policy of the Company that employees will not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against as a result of any complaint made hereunder in good faith.

7.	The Company shall make this policy available to all employees.

8.	The Committee will retain as a part of its records any such complaints or concerns for a period of at least seven (7) years.

G.	Review of Charter and Self Assessment

1.	The Committee should review and reassess every two years the adequacy of this Charter.

2.	The Committee shall review annually the Committee's own performance.

3.	The Committee should review every two years the Whistleblower Policy.

H.	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

78